Exhibit 99 (a)(7)

Appraisal Report
Fair Market Value of
Belk, Inc.
Common Stock
as of February 3, 2007
Prepared by
Willamette Management Associates
Curtis R. Kimball
Managing Director
David P. Burdette
Associate
Willamette Management Associates

Willamette Management Associates
1355 Peachtree Street, N.E., Suite 1470
Atlanta, Georgia 30309
404 • 475 • 2300/(Fax) 404 • 474 • 2310
April 10, 2007
Mr. Ralph Pitts
Belk Incorporated
2808 West Tyvola Road
Charlotte, North Carolina 28217
Dear Mr. Pitts:
Pursuant to your request, we conducted a valuation analysis of Belk Incorporated common stock (“Belk” or the “Company”) as of February 3, 2007 (“the valuation date”).
Purpose and Objective of the Appraisal
The objective of the appraisal is to estimate the fair market value of minority interest blocks of common stock of Belk, Inc., (“Belk,” or the “Company”) as of February 3, 2007. The purpose of this appraisal is to arrive at an independent opinion of fair market value of the subject common stock interest for income tax, gift tax, and corporate planning purposes. Accordingly, we understand that this opinion may be referenced in communications to certain shareholders and in shareholders’ tax filings.
Definition of Value
The standard of value is set forth in Section 20.2031-1(b) of the Regulations under the Internal Revenue Code, which calls for fair market value. Fair market value is the price at which the subject property would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. Implicit in this standard are the assumptions that the value be paid in cash (or the economic equivalent thereof) at closing and that the buyer is a hypothetical buyer with no specially assumed characteristics. Among other factors, this appraisal takes into account all of the considerations listed in Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely-held common stocks and includes the following:
Portland, Oregon • Chicago, Illinois • New York, New York • Westport, Connecticut • Washington, DC • Atlanta, Georgia

Mr. Ralph Pitts
Belk, Inc.
April 10, 2007
•	The nature of the business and history of the enterprise;

•	The economic outlook in general and the condition and outlook for the specific industry in particular;

•	The book value of the stock and the financial condition of the business;

•	The earning capacity of the enterprise;

•	The dividend-paying capacity;

•	Sales of stock and the size of the block to be valued; and

•	The market prices of stocks of corporations engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over the counter.
Value Considerations
This appraisal takes into consideration the following elements of value, which include, among other things:
•	The nature of the business and history of the enterprise;

•	Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value of the company;

•	Prior sales in the stock;

•	Market prices and performance characteristics of comparable publicly traded companies engaged in the same or similar lines of business;

•	Long-term investment rates of return found in the capital markets; and

•	The operating prospects for Belk, Inc.
Our analysis takes into account Revenue Ruling 59-60, which outlines and reviews the general approaches, methods and factors to be considered in the valuation of capital stock of closely held companies and thinly traded public corporations. In addition, our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk will continue to operate as an income producing entity. It further assumes that the shareholders and management of Belk will act rationally and will employ financial and operational strategies that are typical of the industry in which the Company operates.
Our analysis included a review of certain audited and unaudited financial data related to Belk’s historical operations, including but not limited to, financial statements for the fiscal years ended on or near February 3, 2003 through 2007. We relied on this data as fairly presenting Belk’s results of operations and financial position. We have not audited this data as such work was outside the scope of our valuation analysis. Therefore, we express no opinion or other form of assurance regarding this data. The results of our analyses are summarized in Exhibit I of Appendix A.
Valuation Synthesis and Conclusion—Minority Interest Basis
Based upon the procedures and analysis mentioned above, and in our independent professional opinion, the fair market value of the common stock of Belk, on a non-publicly marketable, minority interest basis, based on 49,991,188 shares outstanding, as of February 3, 2007, was:
$31.00 per share.
Willamette Management Associates

Mr. Ralph Pitts
Belk, Inc.
April 10, 2007
A narrative valuation report delineating the scope, analysis and conclusions of this appraisal follows this transmittal letter. Our individual valuation methods and procedures are summarized in the exhibits that are presented in Appendix A to this narrative valuation report.
The accompanying appraisal certification, statement of contingent and limiting conditions, and qualifications of the principal appraisers are integral parts of this opinion.
Very truly yours,
Willamette Management Associates

/s/ Curtis R. Kimball Curtis R. Kimball, CFA, ASA
Managing Director
Willamette Management Associates

FAIR MARKET VALUE OF
BELK, INC.
COMMON STOCK
AS OF FEBRUARY 3, 2007
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Belk, Inc.	Page 1
I. Introduction
Purpose and Objective of the Appraisal
The objective of the appraisal is to estimate the fair market value of minority interest blocks of common stock of Belk, Inc., (“Belk,” or the “Company”) as of February 3, 2007. The purpose of this appraisal is to arrive at an independent opinion of fair market value of the subject common stock interest for income tax, gift tax, and corporate planning purposes. Accordingly, we understand that this opinion may be referenced in communications to certain shareholders and in shareholders’ tax filings.
Definition of Value
The standard of value is set forth in Section 20.2031-1(b) of the Regulations under the Internal Revenue Code, which calls for fair market value. Fair market value is the price at which the subject property would change hands between a willing buyer and willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. Implicit in this standard are the assumptions that the value be paid in cash (or the economic equivalent thereof) at closing and that the buyer is a hypothetical buyer with no specially assumed characteristics. Among other factors, this appraisal takes into account all of the considerations listed in Internal Revenue Service Ruling 59-60, which generally outlines the valuation of closely-held common stocks and includes the following:
•	The nature of the business and history of the enterprise;

•	The economic outlook in general and the condition and outlook for the specific industry in particular;

•	The book value of the stock and the financial condition of the business;

•	The earning capacity of the enterprise;

•	The dividend-paying capacity;

•	Sales of stock and the size of the block to be valued; and

•	The market prices of stocks of corporations engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over the counter.
Value Considerations
This appraisal takes into consideration the following elements of value, which include, among other things:
•	The nature of the business and history of the enterprise;

•	Belk’s book value, financial condition, earning and dividend paying capacity, and any goodwill or other intangible value of the company;

•	Prior sales in the stock;

•	Market prices and performance characteristics of comparable publicly traded companies engaged in the same or similar lines of business;

•	Long-term investment rates of return found in the capital markets; and

•	The operating prospects for Belk, Inc.
Our analysis takes into account Revenue Ruling 59-60, which outlines and reviews the general approaches, methods and factors to be considered in the valuation of capital stock of closely held companies and thinly traded public corporations. In addition, our analysis was conducted under the premise of value in continued use, as a going concern. This premise assumes that Belk will continue to operate as an income producing entity. It further assumes that the shareholders and management of Belk will act rationally
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and will employ financial and operational strategies that are typical of the industry in which the Company operates.
Our analysis included a review of certain audited and unaudited financial data related to Belk’s historical operations, including but not limited to, reviewed financial statements for the fiscal years ended on or near February 3, 2003 through 2007. We relied on this data as fairly presenting Belk’s results of operations and financial position. We have not audited this data as such work was outside the scope of our valuation analysis. Therefore, we express no opinion or other form of assurance regarding this data. The results of our analyses are summarized in Exhibit I of Appendix A.
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II. Company Overview
History and Description of Belk 1
Belk got its start when 26-year-old William Henry Belk opened a small bargain store in Monroe, N.C., on May 29, 1888. The store measured only 22 by 70 feet, about 1,500 square feet total. Mr. Belk called it the New York Racket, as he thought it made the store sound big and would attract business. Mr. Belk started with $750 in savings, a $500, 10.0% interest loan from a local widow and about $3,000 worth of goods taken on consignment from a bankrupt store. In less than seven months, he had paid off his debts and netted a $3,300 profit.
Mr. Belk introduced some radically new retailing ideas for those times; he bought large quantities of goods for cash and sold for cash at a low mark-up, all merchandise was clearly marked with its retail price and therefore no haggling and customers could return any merchandise purchased if they were not completely satisfied. These innovative ideas helped the Belk stores succeed and grow.
In 1891, William Henry Belk persuaded his brother, Dr. John Belk, to leave the medical profession and become a partner in the Monroe store, beginning a remarkable 37-year business association. The company became Belk Brothers Company.
The brothers opened a second store in 1893 in Chester, S.C., and a third in 1894 in Union, S.C. In 1895, William Henry Belk left the Monroe store to open the company’s fourth store in Charlotte, N.C. Dr. John Belk continued to manage the Monroe store until his death in 1928. William Henry Belk headed the Belk stores until his death at age 89 in 1952.
Founded in 1888, Belk, Inc. is privately owned and operated under the third generation Belk family leadership. Thomas M. (Tim) Belk, Jr. is chairman of the board and chief executive officer of Belk, Inc. H.W. McKay Belk is president and chief merchandising officer of Belk, Inc., and John R. (Johnny) Belk is president and chief operating officer of Belk, Inc. John M. Belk, son of founder William Henry Belk, is chairman emeritus of the board of Belk, Inc.
Today, Belk operates approximately 276 retail department stores in 16 states, primarily in the Southeastern United States, which makes it the largest privately held department store in the United States. The children and other descendants of founder William Henry Belk and his brother, Dr. John M. Belk, own the majority of the stock in Belk, Inc. Belk sells top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities. The Company has its headquarters in Charlotte, North Carolina.
The Company completed an acquisition of 22 Proffitt’s stores and 25 McRae’s stores from Saks Incorporated effective July 3, 2005. The Proffitt’s and McRae’s stores are regional department stores located in 11 of the 14 Southeastern states in which Belk currently has operations.
In October 2006, Belk completed a purchase transaction with Saks Incorporated for the acquisition of Parisian department stores located throughout nine Southeastern and Midwestern states. Belk paid $285 million

[1]	www.belk.com and Company documents
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Belk, Inc.	Page 4
in cash for Parisian, which includes real and personal property, operating leases and inventory of 38 Parisian stores. Parisian generated total revenue of approximately $723 million in 2005.
Equity Ownership
In May 1998, Belk completed a merger of 112 individual operating companies into a single collective ownership entity. As a direct result, the existing shareholders of the Companies received Class A common stock in the new Belk, Inc. in exchange for the shares of their respective existing corporations. Each Class A common shareholder is entitled to 10 votes per share.
The Class A stock is not restricted, but will automatically convert to Class B common stock if they are transferred to a party that is not a lineal descendant or defined affiliate of the original stockholder. Each Class B common shareholder is entitled to 1 vote per share. As of the subject valuation date, only a very minor fraction of the shares had undergone such a conversion. For the purposes of this analysis, from a small minority interest standpoint, we have grouped the shares together, and considered them to be essentially equal from a valuation perspective.
Tender Offer
On April 17, 2006, the Company announced an offer to purchase up to 2,600,000 shares of Class A and Class B common stock, $0.01 par value per share. Belk offered to purchase these shares at a price of $19.00 per share net to the seller in cash, without interest, subjected to the terms and conditions set forth in the official Offer to Purchase documents. On May 19, 2006, the Company tendered 2,057,757 shares for $39,097,383.
The purpose of the Offer is part of a plan intended to enhance stockholder value and provide liquidity for stockholders. From discussions with management, Belk plans to periodically tender shares as a method to add value to stockholders by providing liquidity. This action reduces the lack of marketability adjustment discussed in Appendix C.
Financial Statement Analysis
An essential step in the valuation of any company is an analysis of its performance over time. Past sales and earnings growth can provide an indication of future growth and can put a company’s earnings in an historical context. Other things being equal, a company with rapidly rising sales and earnings is worth more than one with little or no growth. The following section examines key trends in Belk’s financial statements during the latest five-year period.
Balance Sheets
Belk’s balance sheets as of or near February 3, 2003 through 2007 are incorporated in Exhibit II in Appendix A.
•	The Company’s total assets increased from $1.7 billion as of January 28, 2003 to $2.8 billion as of February 3, 2007. This increase is primarily due to the acquisitions of Proffitt’s and McRae’s and Parisian stores.

•	Net property and equipment represented 44.9 percent of total assets as of February 3, 2007 and accounted for the largest portion of total assets; the second-largest portion of total assets was current assets, which was 42.0 percent. The largest portion of current assets as of the valuation date was inventory, which totaled approximately $931.9 million, or 32.7 percent of total assets.
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•	Other assets including goodwill, prepaid pension costs, investment securities, and other non-current assets, totaled $370.7 million, or 13.0 percent of total assets as of February 3, 2007.

•	Current liabilities increased from $259.6 million as of January 28, 2003 to $517.6 million as of February 3, 2007 due mainly to increases in accrued expenses and accounts payable.

•	Long-term debt increased from $355.7 million as of January 28, 2003 to $729.7 million as of February 3, 2007. This figure increased primarily due to the acquisition related to the Proffitt’s and McRae’s stores, as well as the Parisian acquisition.

•	Total stockholders’ equity increased from $954.3 million as of January 28, 2003 to $1.3 billion as of February 3, 2007.
Income Statements
Belk’s income statements for the fiscal years ending on or near February 3, 2003 through the year ended 2007 are incorporated in Exhibit III.
•	Net sales increased over the period analyzed, from $2.2 billion to $3.7 billion for the years ended January 28, 2003 and February 3, 2007, respectively.

•	Gross Profit margins have increased over the period analyzed, from 31.6 percent for the year ended January 28, 2003 to 33.5 percent for the year ended February 3, 2007. Gross profit margin for the year ended February 3, 2007 totaled approximately $1.2 billion.

•	Operating margins increased over the period analyzed, from 6.4 percent for fiscal year end January 28, 2003 to 8.5 percent for the year ended February 3, 2007. For the year ended February 3, 2007, operating income totaled approximately $313.4 million.

•	Belk’s net income increased from $84.0 million, or 2.7 percent of revenue for the year ended January 28, 2003 to $181.9 million, or 4.9 percent of revenue for fiscal year end February 3, 2007.
Financial and Operating Ratios
Exhibit V presents a summary of selected financial and operating ratios for Belk for the fiscal years ended January 28, 2003 through the year ended February 3, 2007.
•	Liquidity ratios demonstrate the ability of a company to meet its current obligations. Belk’s current ratio decreased during the period analyzed, from 3.6x in 2003 to 2.3x in 2007. The quick ratio (sometimes called the “acid test” ratio) is often considered better and more reliable than other liquidity ratios for indicating the true ability of the subject company to meet its current obligations because it only considers the most liquid assets (cash and receivables). Belk’s quick ratio also decreased during the same period, from 1.7x in 2003 to 0.5x in 2007.

•	Working capital is a measure of the margin of protection for current creditors. Belk’s operating working capital decreased from $589.1 million in fiscal year 2003 to $513.2 million in 2007.

•	Activity ratios indicate how efficiently a company is utilizing its assets. Belk’s receivables turnover ratio increased over the period analyzed, ranging from a low of 6.6x in fiscal 2003 to a high of 75.5x as of February 3, 2007.
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•	Profitability ratios are calculated in order to measure Belk’s ability to generate income and cash flow. The Company’s operating margins both before and after depreciation remained relatively stable over the period analyzed. Operating margins before and after depreciation were 12.4 and 8.5 percent for the year ended February 3, 2007.

•	Highly leveraged companies are more vulnerable to business downturns than those with lower leverage. The interest expense coverage ratios measure the amount by which earnings could decline without impairing a company’s ability to meet its fixed interest payments. Belk’s interest coverage before taxes increased from 4.7x in fiscal year 2003 to 5.7x as of the valuation date.
Financial Statement Adjustments
Investment return is determined by future cash flows. Expectations about a company’s business activity, its revenue and operating returns, as measured by earnings and cash flow, are critical to assessing the value of Belk and, hence, its common stock. If Belk’s operations have changed substantially over time in ways that make prior financial data less useful for determining present and prospective earning power, then it becomes necessary to adjust Belk’s income statement to account for these changes.
We made several adjustments to the operating data of Belk because we determined that these expense/income items understate/overstate the normal operations of the Company. These adjustments are shown in Exhibit IV, and described briefly as follows:
•	Non-recurring impairment of long-lived assets was added in years 2003, 2005, 2006, and for 2007.

•	Gains/losses on the sale of assets were subtracted/added back each year because it is an expense that is not associated with the normal operations of the business.

•	Hurricane losses were added back in 2006 as this is not expected to be a recurring expense.

•	Pension curtailment was added back in 2006 and 2007 because we deemed this to not be associated with the normal operations of the business.

•	Restructuring charges were added back in 2003, 2004, and subtracted in 2006 because we deemed this not to be associated with the normal operations of the business.
Summary of Positive and Negative Factors
Valuation methodology encompasses the analysis of quantitative fundamental data and empirical capital market evidence, and also of qualitative factors relevant to a subject industry and company. The quantitative fundamental data and empirical capital market evidence will be discussed in later sections of this report. Qualitative factors generally refer to certain aspects specific to an industry or business that are critical in assessing the risk and expected return for such an investment. Perceptions of differences between Belk and comparable alternative investment opportunities provide a basis for identifying risk as well as return potential. The following is a summary of positive and negative qualitative factors pertaining to Belk:
Positive Factors
•	Belk has been in existence since 1888 when William Henry Belk opened a small bargain store in Monroe, N.C. Today, there are approximately 276 Belk stores in over 16 states (primarily in the Southeast), indicating solid growth and stability over the years.
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•	Belk acquired Parisian department stores in October 2006. Belk managed to retain the key employees of the shoe department, which was Parisian’s top-performing department. The Company believes it can continue to successfully operate the department and utilize synergies in the existing Belk shoe departments.

•	The Company strengthened its sales promotions by changing its marketing mix. This included increasing four color inserts and direct mailings to customers. The differentiated strategy allows Belk to be more flexible and respond to target market trends.

•	In July 2005, Belk acquired 47 Proffitt’s and McRae’s department stores, which gave the Company a stronger concentration in its current market, as well as introducing the brand to new markets. In March 2006, all Proffitt’s and McRae’s stores converted to the Belk name and brand.

•	In late 2005, Belk sold its proprietary credit card business and related accounts receivable to GE Consumer Finance. The transaction included the launch of a long-term strategic alliance between the companies whereby GE Consumer Finance will provide ongoing marketing and credit card services to Belk in order to leverage the performance of the Company’s credit card business.

•	In late 2005, Belk arranged the sale and lease-back of part of its headquarters building, thus monetizing a non-core asset.

•	In October 2006, Belk completed the purchase of Parisian department stores. The transaction netted Belk 38 new stores and the Company believes the purchase will strengthen their competitive advantage in key markets and substantially expand the customer base.

•	In the summer of 2006, Belk purchased the assets of Migerobe, Inc and began operating its own fine jewelry departments.
Negative Factors
•	The retail industry in which Belk operates is experiencing very tough competitive pressures from discounters, e-commerce and specialty stores.

•	Belk faces significant competition within the department store sub-industry from larger, better financed, and faster growing competitors. For example, Kohl’s (NYSE:KSS) is committed to opening 500 new stores over the next five years.

•	No public trading market of any depth or substance has developed for Belk stock.

•	Belk took on an extensive amount of debt in order to acquire the 47 Proffitt’s and McRae’s department stores. This was the first major acquisition for the current management team at Belk. Although off to a promising start, the long-run ability of the Company to fully integrate acquisitions has not yet been conclusively demonstrated.

•	Belk purchased several Parisian department stores in October 2006. Parisian is a specialty department store, with a different business model and more expensive products than those traditionally offered by Belk. Belk is faced with the challenge of successfully integrating Parisian stores under the Belk name, while retaining loyal Parisian customers.
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•	Due to the similarities of the two companies, the Proffitt’s and McRae’s merger was completed and rebranded in approximately 7 months. Management believes that the Parisian conversion will take approximately 13 months to complete due to the differences in culture, product lines, and customers.

•	Belk’s overall top-line sales growth stagnated for the fiscal years ending in 2002 through 2004. The recent growth in sales in fiscal years 2005 and 2006 are the result of internal new store openings and external acquisitions of stores. It remains to be seen if Belk can grow same-store sales consistently in the future. Since Belk’s profit margins (EBIT and EBITDA) already compare favorably with the upper end of the range of margins for guideline department store public companies, future earnings growth may be harder to sustain.
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III. Valuation Analysis
In general, the techniques, rules, and factors outlined in Revenue Ruling 59–60 can be categorized into three distinct and general approaches for valuing the stock of closely held companies. Professional appraisers will use various methods under these three approaches to estimate the value of closely held companies. Of course, the objective of using more than one approach is to develop mutually supporting evidence as to the conclusion of value.
While the specific titles of these three approaches may vary, the generic names are as follows:
•	The market approach,

•	The income approach, and

•	The asset-based approach.
In approaching the valuation of Belk, a variety of factors were taken into consideration, including: (1) the nature and history of the business, its current position, and its outlook; (2) the general and relevant economic conditions prevailing at the valuation date; and (3) the conditions and outlook for the industry as of the valuation date.
After giving consideration to each of the three general valuation approaches, we determined that the most appropriate approaches for our valuation analysis are the market and income-based approaches.
We were unable to derive any meaningful indications of value from the asset-based approach because as an operating company, the value of Belk’s assets are most accurately represented by their ability to generate earnings. Therefore, the value of the Company’s assets is best estimated through the selected market and income-based approaches.
Debt-Free Methodology
The valuation approaches we utilized resulted in indications of the market value of the Company’s invested capital (“MVIC”). The book value of interest-bearing debt was then subtracted from MVIC to arrive at the market value of equity. This methodology is referred to as a debt-free approach as we computed market ratios relating MVIC to various earnings fundamentals adjusted to a debt-free basis. This allowed us to minimize the financial effects of interest-bearing debt so as to more accurately compare companies with different capital structures.
We computed MVIC as follows:

Market value of short-term interest-bearing debt
+	Market value of long-term interest-bearing debt, including capitalized leases
+	Market value of preferred stock outstanding
+	Market value of common stock outstanding

=	Market value of invested capital

The Market Approach
In the valuation of Belk, we have employed two separate methods under the market approach. They are: the guideline publicly traded company method, and the previous share transaction method. The following
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section outlines the theory and methodology, the calculations of, and the conclusions of the two methods under the market approach.
Valuation Theory and Methodology: The Guideline Publicly Traded Company Method
It is often stated that values are best determined and tested in the marketplace. However, when valuing the shares of a closely held company, there is usually no such marketplace. One of the most fundamentally sound approaches for determining the value of closely held common shares is to look to the public market for evidence of prices investors are willing to pay for companies in the same-or similar-lines of business. Such a comparison to “guideline” publicly traded companies is the basis of the guideline method.
There are four primary steps involved in the guideline method, the first of which is the selection of a set of guideline publicly traded companies.
The second step is the calculation of market multiples based upon the quoted trading prices as of the valuation date, and the various financial fundamentals (e.g., earnings, book value, etc.) of the selected guideline companies.
The third step involves selecting the appropriate market multiple to apply to the Company’s fundamentals. The selection process is generally based upon similarities in the financial performance of the Company and the guideline companies (e.g., recent growth in earnings or cash flows, and returns on sales and equity).
The final step in the market approach involves the application of the selected market multiples to the Company’s corresponding financial fundamentals. These calculations result in a publicly traded equivalent (i.e., minority interest) value for the Company’s common stock. Further consideration is then given to any discounts and/or premium determined to be appropriate.
Valuation Calculations
We considered two distinct time references in our market approach:
1.	the latest fiscal year ended February 3, 2007, and

2.	a simple average of the last five years (in order to minimize any industry or Company-specific cyclicality).
We based our market approach on the following financial fundamentals:
1.	MVIC/Earnings before interest and taxes (“EBIT”)

2.	MVIC/Earnings before depreciation, amortization, interest, and taxes (“EBITDA”)

3.	MVIC/Debt-free net income (“DFNI”)

4.	MVIC/ Debt-free cash flow (“DFCF”)

5.	MVIC/Revenues

6.	MVIC/Tangible book value of invested capital (“TBVIC”)
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Exhibit X illustrates the calculated financial fundamentals for Belk as well as the pricing multiples selected as appropriate for the Company. After applying Belk’s financial fundamentals to the appropriate pricing multiples, we arrived at an indicated value of approximately $2.9 billion for the Company’s MVIC. After subtracting Belk’s interest-bearing debt of approximately $734.3 million, the indicated value of common equity is approximately $2.2 billion.
Valuation Theory and Methodology: The Previous Share Transaction Method
The objective of our analysis is to estimate the fair market value of minority ownership interests in Belk, as of February 3, 2007. As part of our consideration of the value of the shares owned by the estate, we reviewed previous transactions in the Company’s stock to determine if any of the prior transactions would provide a meaningful indication of value.
Arm’s length transactions between unrelated parties involving the subject company stock as of a date proximate to the valuation date can provide meaningful evidence of value if the transactions are timely and truly at arm’s length. Although one must consider prior sales of the Company’s stock as an indication of value, this is not always a reliable valuation method if: (1) the sales are rare or not timely; (2) the number of shares sold differ substantially from the shares to be valued currently; or (3) it is difficult to establish if the selling price to a related party or a family member is an arm’s length price. The details of stock transactions must be investigated to estimate whether they are true indicators of value. Caution should be exercised concerning whether a transaction was between parties who perceived similar benefits of control or lack thereof, relative to the subject block. One must also consider all of the terms of the transaction.
Belk shares do not trade on any organized securities market. Shareholders seeking to sell or buy shares typically contact the Company, which refers interested parties to a local stock broker in Charlotte who from time to time is able to match buyers and sellers. Because the trades are arranged by the broker as an intermediary, Belk shares have recently been assigned NASD trading symbols (for Class A and B shares) in the over-the-counter market.
We compiled a list of share transactions over the last several years, and constructed a point graph illustrating the pricing trend over the previous three years (See Exhibits XII(A) and XII(B)). Based upon the known terms of the transactions, and the timeliness of the most recent trades, there is evidence to suggest a normative value of $20.00 per privately-marketable share.
Income Approach
The following section outlines the theory and methodology, calculations, and conclusions of our discounted cash flow method.
Valuation Theory and Methodology
The discounted cash flow (“DCF”) method is a well-recognized technique used to value companies on a going concern basis. It has intuitive appeal since it incorporates the risk/return perspective, which is so critical to the investment decision process.
The DCF method to valuation is based on the premise that the value of a closely held company is equivalent to the present value of the future economic income to be derived by the Company’s shareholders. This method requires an in-depth analysis of the subject company’s revenue, fixed and variable expenses, capital structure, and growth. The future net free cash flows of the Company are estimated and the present value of these cash flows, along with a residual (or terminal) value, is calculated based upon an appropriate present value discount rate.
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Projected Financial Statements
The first step in the DCF method is to develop reasonable projections of income for Belk. The projections were provided by Belk’s management team. We evaluated these projected financial statements in detail and believe them to be a reasonable estimate of the Company’s future financial performance in light of its historical performance and current expectations for the industry.
Estimation of a Present Value Discount Rate
The second step in the DCF method is to estimate a present value discount rate that is appropriate for the Company’s future cash flows. The appropriate discount rate is Belk’s weighted average cost of capital (WACC). The WACC represents the weighted average of the cost of each of the components in the capital structure (i.e., debt and equity capital). These capital costs, expressed as required rates of return, are weighted according to an estimate of Belk’s market-value capital structure. The basic formula for computing a company’s after-tax WACC is as follows:

WACC	=	(Ke x We) + (Kd[1—t] x Wd), where:

WACC	=	Weighed average cost of capital
Ke	=	Company’s cost of equity capital
Kd	=	Company’s cost of debt capital
We	=	Percentage of equity capital in the capital structure
Wd	=	Percentage of debt capital in the capital structure
t	=	Company’s effective income tax rate
We estimated the Company’s cost of equity capital using a “build-up” method. This method incorporates various market rates of return and risk premia, including a risk-free rate, a long-term equity risk premium, a small stock risk premium, and an unsystematic risk premium. Each of these components is discussed below.
The DCF method is inherently based upon a long-term investment horizon. Therefore, the appropriate risk-free rate is represented by a long-term government security. The yield to maturity of a U.S Treasury bond maturing on or about 20 years after the valuation date is the most appropriate risk-free rate since it best matches the longer-term operating horizon of the subject company. The stated yield on Treasury bonds maturing approximately 20 years from the valuation date was 5.2 percent.
The leading authority on equity risk premiums is Ibbotson Associates. Ibbotson Associates annually publishes a calculation of the long-term equity risk premium. This premium is calculated by subtracting the risk-free rate (20-year Treasury bonds) from the total annual rates of return on common stocks (using the Standard & Poor’s 500 Index as a proxy). According to Ibbotson, the arithmetic mean equity risk premium for the period 1926 through 2005 was approximately 6.28 percent.
Ibbotson Associates also calculates the difference between the total returns of all public companies and returns exhibited by smaller, more thinly capitalized companies. According to the Ibbotson study, the appropriate premium to be applied to Belk reflected an arithmetic mean annual return of approximately 1.73 percent above the overall equity risk premium exhibited by the S&P 500 common stock index. Since the publicly traded guideline company method indicates that Belk’s equity value is easily within this range, we have incorporated a small stock premium of 1.73 percent.
An additional unsystematic (i.e., company-specific) risk premium is often appropriate to reflect risks specific to an investment in a particular closely held company. An investment in Belk is subject to certain unsystematic risk factors (i.e., risks which are specific to Belk relative to the market as a whole). In our
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Belk, Inc.	Page 13
opinion a hypothetical willing buyer would incorporate an incremental risk premium of 6.0 percent. Our build-up method results in an estimated cost of equity capital of approximately 19.21 percent. This represents a reasonable estimate of the rate of return that an informed investor would demand in return for an equity investment in the Company.
We determined Belk’s cost of debt capital to be 6.08 percent based on the Company’s outstanding debt as of the valuation date. After tax-affecting the pretax cost of debt at the Company’s estimated tax rate of 36.0 percent, we arrived at an after tax cost of debt capital of 3.89 percent.
The appropriate weights to accord to these costs of capital are the respective percentages of debt and equity in Belk’s capital structure (on a market value basis). From discussion with Company management, we used a capital structure of 72.0 percent equity and 28.0 percent debt. Using the costs of capital estimated above, we determined Belk’s WACC to be approximately 14.9 percent. Our calculation of Belk’s WACC is presented in Exhibit VIII.
Valuation Calculations
We performed a DCF analysis as described above. The variables essential to our analysis, and the calculations of our analysis, are outlined below.
Projections of Cash Flow
An investment horizon should reflect two primary factors: (1) the anticipated number of years over which a reasonable estimate of some form of earnings return can be forecasted from existing operations, and (2) the investment objectives of the ownership interest.
The Company’s projected financial statements are presented in Exhibit VI and VII. In our opinion, and in the opinion of management, these projections do not appear to be unreasonable. In addition, we believe that the projections used in our analysis represent economic earnings that would be available to a minority interest investor.
Cash Flow Measure
For purposes of our analysis, the most relevant measure of cash flow is cash available for distribution to shareholders, above and beyond the Company’s normal cash requirements. This is often referred to as net cash flow (“NCF”) and is typically calculated as follows:

Net Income
+	Depreciation and Amortization
+	Interest, Net of Tax
–	Capital Expenditures
–	Working Capital Requirements

=	Net Cash Flow

We calculated the Company’s NCF for projected fiscal years 2008 through 2012 based on the projected income statements shown in Exhibit VII. Certain additional NCF components were estimated based upon historical performance, industry statistics, and management’s estimates. Our calculations of NCF are presented in Exhibit IX.
Calculation of Present Value
As shown in Exhibit IX, we calculated the present value of the Company’s discrete NCF as $865.1 million. However, since the underlying premise of the DCF method is that of a going concern, it is logical to
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Belk, Inc.	Page 14
assume that Belk has value beyond projected fiscal year 2012. Therefore, our DCF analysis also incorporates a terminal value.
Effectively, a terminal value represents the amount for which a company could be sold at the end of the forecast period. Our terminal value calculation incorporates an estimated long-term growth rate of 4.0 percent. The terminal value was calculated based upon a standard constant growth model. This widely used method essentially estimates the value for which a company could be sold at the end of the forecasted period. Using the constant growth model we arrived at a present value for the Company’s terminal NCF of approximately $1.7 billion. By combining the present value of the terminal cash flow with the present value of the discrete cash flows, we arrived at an indication of the Company’s MVIC of $2.5 billion. After subtracting Belk’s interest-bearing debt of approximately $734.3 million, the indicated value of common equity is $1.8 billion.
Willamette Management Associates

Belk, Inc.	Page 15
IV. Valuation Synthesis
We arrived at indications of the fair market value of Belk’s equity through three generally accepted valuation methods.
•	Using the guideline publicly traded company method, we applied multiples derived from similar companies to Belk’s core business activities. This method resulted in a market value of equity indication of approximately $2.2 billion.

•	Using the previous share transaction method, we constructed a graph comprised of historical arms-length transactions in the company’s stock. This method resulted in a privately-marketable indicated per share value of $20.00, or $999.8 million in aggregate.

•	Using the DCF method, we calculated the present value of Belk’s estimated future net cash flows. The method resulted in a market value of equity indication of $1.8 billion.
The guideline publicly traded company method, and the DCF method produced indicated values on a marketable, minority interest basis and was weighted equally to arrive at the publicly marketable common equity value of $2.0 billion. As of the valuation date, Belk reported $1.4 million in swappable debt in excess of face value. This liability must be serviced and therefore is subtracted from the publicly marketable common equity value of Belk. Upon subtraction of the $1.4 million the adjusted publicly marketable common equity value of Belk is approximately $2.0 billion.
Since the guideline publicly traded company method and the DCF method produce indicated values on a marketable, minority interest basis, it is necessary to apply a discount for the relative lack of marketability inherent to the shares of Belk (see Appendix C). Therefore, the adjusted publicly marketable common equity value of $2.0 billion is discounted by 15.0 percent to reflect the lack of marketability. The magnitude of the discount is influenced, in part, by the size of the block of stock being valued and the dividend distribution policy of the firm, as well as the recent tender offer. Larger blocks of minority stock are usually less marketable than smaller minority blocks due to the reduction in the universe of potential willing buyers. Belk paid a dividend of $0.35 per share for the past year.
This process produced a value for Belk on a privately marketable, minority interest basis, as determined by the DCF and guideline publicly traded company method of:
$1,685,803,000
The previous share transaction method requires no discount for lack of marketability, as it is derived from private share transactions. Therefore, it is necessary to combine the indicated value of $999.8 million from the previous share transaction method, with the discounted value arrived from the combination of the two methods as indicated above. Weighting the previous share transaction method by 20.0 percent and the DCF method and the guideline publicly traded company method by 80.0 percent yields a privately marketable, minority interest value, as of February 3, 2007 of:
$1,548,607,200
or
$31.00 per share (rounded)
Willamette Management Associates

Belk, Inc.	Page 16
Appendix A
Exhibits
Willamette Management Associates

Belk, Inc.	Page 17
EXHIBIT I
BELK, INC.
VALUATION SUMMARY AS OF FEBRUARY 3, 2007

		Indicated Fair Market Value		Weighted Fair Market Value
		of Equity on a Marketable	Applicable	of Equity on a Marketable
Valuation Analysis	Source	Minority Interest Basis	Weight [f]	Minority Interest Basis
Discounted Cash Flow Method	Exhibit IX	$1,805,337,070	50%	$902,668,535

Guideline Public Company Method	Exhibit X	2,164,127,273	50%	1,082,063,636

			100%
Indicated Value of Publicly Marketable Common Equity				1,984,732,171

Less: Swappable Debt in Excess of Face Value [a]				(1,435,000)

Adjusted Value of Publicly Marketable Common Equity				1,983,297,171

Less: Discount for Lack of Marketability [b]			-15%	(297,494,576)

Indicated Value from the DCF and GPC Methods (rounded)		$33.72		$1,685,803,000

Previous Transactions Method (rounded) [c]	Exhibit XII(B)	$20.00		$999,824,000

Weighted Average Value of all Methods [d]

Total Shares Outstanding [e]				$1,548,607,200

				49,991,188

Indicated Per Share Value of Equity on a Non-Publicly Marketable, Minority Interest Basis				$31.00

Implied Multiples
Market Value of Invested Capital / LTM Revenue		0.62
Market Value of Invested Capital / LTM Adjusted EBITDA		4.81

Per Share Fair Market Value/Sales		0.42
Per Share Fair Market Value/Book Value		1.17
Per Share Fair Market Value/Earnings (Latest 12 Months — Adjusted)		8.7
Implied Dividend Yield	$0.35	1.13%

Notes:

[a]	Based on the interest rate swap liability for the fiscal year ended February 3, 2007

[b]	Willamette Management Associates estimate based on Company-specific factors and emperical data

[c]	Based on the trendline as shown on Exhibit XII(B)

[d]	DCF and GPC combined weighted at 80% and Previous Transaction Method at 20%

[e]	Provided by Company management as of February 3, 2007

[f]	Willamette Management Associates estimate

Sources: Exhibits as noted; Willamette Management Associates calculations
Willamette Management Associates

Belk, Inc.	Page 18
EXHIBIT I(B)
BELK, INC.
HISTORICAL VALUATION SUMMARY AS OF FEBRUARY 3, 2007

EFFECTIVE			TRANSMITTAL
DATE		VALUE PER SHARE	DATE
10/28/2006	3rd Quarter FY 06	26.40	11/3/2006
1/28/06	4th Quarter FY 06	19.00	4/10/2006
10/29/05	3th Quarter FY 06	17.10	1/3/2006
7/1/05	2nd Quarter FY 06	17.00	8/10/2005
1/29/05	4th Quarter FY 05	16.60
12/1/04	3rd Quarter FY 05	15.60
1/1/04	4th Quarter FY 04	11.15
12/1/03	3rd Quarter FY 04	10.60
1/2/03	4th Quarter FY 03	9.50
12/1/02	3rd Quarter FY 03	8.90
12/1/01	3rd Quarter FY 02	8.00
12/1/00	3rd Quarter FY 01	9.00
12/1/99	3rd Quarter FY 00	12.00
12/1/98	3rd Quarter FY 99	8.20

Source: Willamette Management Associates reports
Willamette Management Associates

Belk, Inc.	Page 19
EXHIBIT II (A)
BELK, INC.
HISTORICAL AND COMMON-SIZE BALANCE SHEETS

	As of or near February 03,					As of or near February 03,
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
$s in 000s	$000	$000	$000	$000	$000%		%	%	%	%

ASSETS
Current Assets:
Cash & Cash Equivalents	171,239	330,017	232,264	166,071	91,257	6.0	13.5	12.4	9.6	5.3
Accounts Receivable	61,434	36,117	319,706	311,141	334,469	2.2	1.5	17.1	18.0	19.3
Merchandise Inventory	931,870	703,609	527,860	496,242	487,490	32.7	28.8	28.3	28.7	28.1
Prepaid Expenses and Other Current Assets	32,926	34,122	17,302	17,188	16,245	1.2	1.4	0.9	1.0	0.9
Prepaid Income Taxes			—	98	595	—	—	—	0.0	0.0

Total Current Assets	1,197,469	1,103,865	1,097,132	990,740	930,056	42.0	45.2	58.8	57.3	53.6

Fixed Assets:
Land	—	53,168	23,500	23,329	28,160	—	2.2	1.3	1.3	1.6
Building	—	920,289	737,105	673,707	644,711	—	37.7	39.5	38.9	37.1
Furniture and Equipment	—	857,291	702,219	603,826	648,467	—	35.1	37.6	34.9	37.4
Construction in Progress	—	32,846	33,039	109,294	8,556	—	1.3	1.8	6.3	0.5

Total Fixed Assets, Gross	—	1,863,594	1,495,863	1,410,156	1,329,894	—	76.3	80.1	81.5	76.6
Accumulated Depreciation	—	(825,344)	(760,997)	(707,474)	(657,087)	—	(33.8)	(40.8)	(40.9)	(37.8)

Total Fixed Assets, Net	1,280,426	1.038,250	734,866	702,682	672,807	44.9	42.5	39.4	40.6	38.8

Other Assets:
Investment Securities	5,317	6,196	6,914	6,975	6,437	0.2	0.3	0.4	0.4	0.4
Prepaid Pension Costs	—	—	4,213	4,487	99,360	—	—	0.2	0.3	5.7
Goodwill	310,126	246,113	—	—	—	10.9	10.1	—	—	—
Other Assets	55,277	46,492	23,781	25,379	27,442	1.9	1.9	1.3	1.5	1.6

Total Other Assets	370,720	298,801	34,908	36,841	133,239	13.0	12.2	1.9	2.1	7.7

Total Assets	2,848,615	2,440,916	1,866,906	1,730,263	1,736,102	100.0	100.0	100.0	100.0	100.0

Notes:
Source: Company provided financial statements
EXHIBIT II (B)
BELK, INC.
HISTORICAL AND COMMON-SIZE BALANCE SHEETS

	As of or near February 03,					As of or near February 03,
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
$s in 000s	$000	$000	$000	$000	$000%		%	%	%	%

LIABILITIES
Current Liabilities:
Current Portion of LTD	4,594	16,807	8,199	7,848	9,894	0.2	0.7	0.4	0.5	0.6
Accounts Payable	309,722	249,553	177,793	160,013	157,640	10.9	10.2	9.5	9.2	9.1
Accrued Expenses	166,625	117,345	85,767	100,801	64,195	5.8	4.8	4.6	5.8	3.7
Deferred Income Taxes	14,020	21,489	2,695	785	2,797	0.5	0.9	0.1	0.0	0.2
Accrued Income Taxes	22,686	36,092	35,289	36,499	25,082	0.8	1.5	1.9	2.1	1.4

Total Current Liabilities	517,647	441,286	309,743	305,946	259,608	18.2	18.1	16.6	17.7	15.0

Long Term Debt	729,748	574,094	293,220	300,640	355,658	25.6	23.5	15.7	17.4	20.5
Interest Rate Swap	1,435	4,641	21,305	35,367	40,888	0.1	0.2	1.1	2.0	2.4
Deferred Compensation	259,928	212,985	154,485	100,271	89,137	9.1	8.7	8.3	5.8	5.1
Deferred Income Taxes	13,835	13,083	21,537	18,540	36,527	0.5	0.5	1.2	1.1	2.1

Total Non-current Liabilities	1,004,946	804,803	490,547	454,818	522,210	35.3	33.0	26.3	26.3	30.1

Total Liabilities	1,522,593	1,246,089	800,290	760,764	781,818	53.5	51.1	42.9	44.0	45.0

EQUITY
Shareholders’ Equity:
Common Stock	500	517	515	519	546	0.0	0.0	0.0	0.0	0.0
Retained Earnings	901,378	737,730	617,097	517,721	421,203	31.6	30.2	33.1	29.9	24.3
Additional Paid-in Capital	507,127	537,676	533,923	530,612	554,917	17.8	22.0	28.6	30.7	32.0
Other	(82,983)	(81,096)	(84,919)	(79,353)	(22,382)	(2.9)	(3.3)	(4.5)	(4.6)	(1.3)

Total Shareholders’ Equity	1,326,022	1,194,827	1,066,616	969,499	954,284	46.5	48.9	57.1	56.0	55.0

Total Liabilities and Shareholders’ Equity	2,848,615	2,440,916	1,866,906	1,730,263	1,736,102	100.0	100.0	100.0	100.0	100.0

Notes:
Source: Company provided financial statements
Willamette Management Associates

Belk, Inc.	Page 20
EXHIBIT III
BELK, INC.
HISTORICAL AND COMMON-SIZE INCOME STATEMENTS

	Fiscal Years Ended on or near February 03,					Fiscal Years Ended on or near February 03,
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
$s in 000s	000	000	$000	$000	$000%		%	%	%	%

Revenue:
Net Sales	3,684,769	2,968,777	2,446,832	2,264,907	2,241,555	100.0	100.0	100.0	100.0	100.0

Total Revenue	3,684,769	2,968,777	2,446,832	2,264,907	2,241,555	100.0	100.0	100.0	100.0	100.0
			8%	1%	0%
Cost of Goods Sold:
Cost of Goods Sold	2,451,171	1,977,385	1,618,639	1,506,905	1,508,813	66.5	66.6	61.6	66.6	68.4

Total Cost of Goods Sold	2,451,171	1,977,385	1,618,639	1,506,905	1,508,813	66.5	66.6	61.6	66.6	68.4

Gross Profit	1,233,598	991,392	828,193	758,002	732,742	33.5	33.4	38.4	33.4	31.6

Operating Expenses:
Selling, General and Administrative	915,766	727,312	601,206	563,225	556,622	24.9	24.5	24.6	24.9	24.8
Restructuring	—	(1,580)	—	2,011	8,098	—	(0.1)	—	0.1	0.4
Pension Curtailment	690	7,459	—	—	—	0.0	0.3	—	—	—
Hurricane Losses	—	991	—	—	—	—	0.0	—	—	—
Asset Impairment	3,739	3,707	2,957	—	561	0.1	0.1	0.1	—	0.0

Total Operating Expenses	920,195	737,889	604,163	565,236	565,281	25.0	24.9	24.7	25.0	25.2

Operating Income	313,403	253,503	224,030	192,766	167,461	8.5	8.5	13.7	8.4	6.4

Other Income (Expense):
Interest Expense	(59,260)	(50,790)	(34,292)	(38,806)	(35,849)	(1.6)	(1.7)	(1.4)	(1.7)	(1.6)
Interest Income	9,204	3,541	2,146	1,518	968	0.2	0.1	0.1	0.1	0.0
Gain (Loss) on Sale of Assets	10,316	7,301	1,883	14,843	(402)	0.3	0.2	0.1	0.7	(0.0)
Other — Miscellaneous/Securities Sales	5,387	—	509	326	1,639	0.1	—	0.0	0.0	0.1

Total Other Income (Expense)	(34,353)	(39,948)	(29,754)	(22,119)	(33,644)	(0.9)	(1.3)	(1.2)	(1.0)	(1.5)

Income from Continuing Operations before Income Taxes and Equity in Earnings of Unconsolidated Entities	279,050	213,555	194,276	170,647	133,817	7.6	7.2	12.5	7.5	4.9
Income Tax Expense (Benefit)	97,200	76,500	70,200	59,100	49,800	2.6	2.6	2.9	2.6	2.2

Income from Continuing Operations before Equity in Earnings of Unconsolidated Entities	181,850	137,055	124,076	111,547	84,017	4.9	4.6	9.6	4.8	2.7

Net Income Before Extraordinary Item	181,850	137,055	124,076	111,547	84,017	4.9	4.6	9.6	4.8	2.7
Extraordinary Items	—	(152)	—	—	—	—	(0.0)	—	—	—

Net Income	181,850	136,903	124,076	111,547	84,017	4.9	4.6	9.6	4.8	2.7

Notes:

Source: Company provided financial statements
Willamette Management Associates

Belk, Inc.	Page 21
EXHIBIT IV
BELK, INC.
ADJUSTMENTS TO HISTORICAL INCOME STATEMENTS AND
MARKET VALUE OF INVESTED CAPITAL FUNDAMENTALS

	Fiscal Years Ended on or near February 03,
	2007	2006	2005	2004	2003
	$000	$000	$000	$000	$000

Total Revenue	3,684,769	2,968,777	2,446,832	2,264,907	2,241,555

Gross Profit	1,233,598	991,392	828,193	758,002	732,742

Operating Income	313,403	253,503	224,030	192,766	167,461

Pretax Income	279,050	213,555	194,276	170,647	133,817

Adjustments to Income:
+ Non-recurring impairment of Long-Lived Assets	3,739	3,707	2,957	—	561
+/- Gains/Losses in the sale of assets	(10,316)	(7,301)	(1,883)	(14,843)	402
+ Pension Curtailment	690	7,459	—	—	—
+ Hurricane Losses	—	991	—	—	—
+ Restructuring charge	—	(1,580)	—	2,011	8,098

Total Adjustments to Income	(5,887)	3,276	1,074	(12,832)	9,061

Adjusted Pretax Income	273,163	216,831	195,350	157,815	142,878
Estimated Income Tax Expense	(95,149)	(77,674)	(70,521)	(54,656)	(53,172)

Net Income	178,014	139,157	124,829	103,159	89,706

Depreciation and Amortization	142,618	113,945	101,255	91,007	89,312
Interest Expense	59,260	50,790	34,292	38,806	35,849
Estimated Effective Tax Rate	34.8%	35.8%	36.1%	34.6%	37.2%

Market Value of Invested Capital Fundamentals:
EBIT	332,423	267,621	229,642	196,621	178,727
EBITDA	475,041	381,566	330,897	287,628	268,039
DFNI	216,632	171,753	146,741	128,525	112,214
DFCF	359,250	285,698	247,996	219,532	201,526

Notes:

Sources: Exhibits II and III, Company financial reports
Willamette Management Associates

Belk, Inc.	Page 22
EXHIBIT V
BELK, INC.
HISTORICAL RATIO ANALYSIS

	Fiscal Years Ended on or near February 03,
	2007	2006	2005	2004	2003

LIQUIDITY
Current Ratio	2.3	2.5	3.5	3.2	3.6
Quick Ratio	0.5	0.9	1.8	1.6	1.7
Net Working Capital ($000)	679,822	662,579	787,389	684,794	670,448
Operating Working Capital ($000) [a]	513,177	349,369	563,324	526,571	589,085

ACTIVITY
Turnover:
Operating Working Capital	8.5	6.5	4.5	4.1	3.8
Receivables	75.5	16.7	7.8	7.0	6.6
Total Assets	1.4	1.4	1.4	1.3	1.3
Fixed Assets	3.2	3.3	3.4	3.3	3.3
Average Collection Period (Days)	5	22	46	51	54

PERFORMANCE
Sales/Net Property, Plant & Equipment	2.9	2.9	3.3	3.2	3.3
Sales/Stockholder Equity	2.8	2.5	2.3	2.3	2.3

PROFITABILITY (%)
Operating Margin Before Depreciation	12.4	12.4	13.3	12.5	11.5
Operating Margin After Depreciation	8.5	8.5	9.2	8.5	7.5
Pretax Profit Margin	7.6	7.2	7.9	7.5	6.0
Pretax Return on:
Assets	9.8	8.7	10.4	9.9	7.7
Equity	21.0	17.9	18.2	17.6	14.0
Investment	13.5	12.0	14.2	13.4	10.1
Average Assets	10.6	9.9	10.8	9.8	7.8
Average Equity	22.1	18.9	19.1	17.7	14.4
Average Investment	14.5	13.5	14.7	13.1	10.2

LEVERAGE
Interest Coverage Before Tax	5.7	5.2	6.7	5.4	4.7
Total Interest-bearing Debt/Invested Capital (%)	35.6	33.1	22.0	24.1	27.7
Total Interest-bearing Debt/Total Assets (%)	25.8	24.2	16.1	17.8	21.1
Total Assets/Common Equity	2.1	2.0	1.8	1.8	1.8

Notes:

[a] Operating working capital defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding interest-bearing

Source: Exhibits II and III
Willamette Management Associates

Belk, Inc.	Page 23
EXHIBIT VI
BELK, INC.
PROJECTED BALANCE SHEETS

	On or near January 31,
($ in 000s)	2008	2009	2010	2011	2012

ASSETS
Operating Cash	29,932	31,429	33,000	34,650	36,383
Excess Cash	199,389	199,986	299,576	418,600	194,164
Accounts Receivable	67,529	70,905	77,996	85,795	94,375
Inventory	952,283	1,027,493	1,131,363	1,240,311	1,361,103
Prepaid Expenses & Other Assets	40,812	57,489	61,265	65,099	69,280

Total Current Assets	1,289,945	1,387,302	1,603,200	1,844,455	1,755,305

Net Fixed Assets	1,311,190	1,286,190	1,307,190	1,335,890	1,388,390

Other Assets/goodwill	342,291	346,891	371,691	396,091	409,291
Investments	4,317	3,317	2,317	1,317	317

Total Assets	2,947,743	3,023,700	3,284,398	3,577,753	3,553,303

LIABILITIES & EQUITY
Accounts Payable	305,153	316,926	337,347	355,117	371,483
Accrued Liabilities	163,249	168,371	181,756	195,352	210,174
Accrued & Deferred Taxes	44,441	39,997	35,997	32,397	29,158
Current Portion LTD & Cap Leases	128,761	3,479	2,988	352,696	2,696

Total Current Liabilities	641,604	528,773	558,088	935,562	613,511

Deferred Taxes	13,835	15,335	16,835	18,350	19,850
Deferred Comp & Other Non-Curr Liab	248,295	235,881	224,087	212,882	202,238

Total L/T Debt	603,080	603,363	603,854	254,146	254,146

Total Liabilities	1,506,815	1,383,352	1 ,402,864	1 ,420,940	1,089,745

Common Equity and R/E	1,440,928	1,640,349	1,881,534	2,156,812	2,463,558

Total Equity	1,440,928	1,640,349	1,881,534	2,156,812	2,463,558

Total Liabilities and Shareholders’ Equity	2,947,743	3,023,701	3,284,398	3,577,752	3,553,303

Note:

Data provided by Company management
Willamette Management Associates

Belk, Inc.	Page 24
EXHIBIT VII
BELK, INC.
PROJECTED AND COMMON-SIZE INCOME STATEMENTS

	Projected Fiscal Years Ending on or about January 31,					Projected Fiscal Years Ending on or about January 31,
	2008	2009	2010	2011	2012	2008	2009	2010	2011	2012
	$000	$000	$000	$000	$000%		%	%	%	%

Revenue:
Net Sales	4,081,214	4,317,196	4,660,419	5,009,025	5,349,681	100.00	100.00	100.00	100.00	100.00

Total Revenue	4,081,214	4,317,196	4,660,419	5,009,025	5,349,681	100.00	100.00	100.00	100.00	100.00
Growth	10.8%	5.8%	8.0%	7.5%	6.8%

Cost of Goods Sold:
Cost of Goods Sold	2,496,702	2,619,221	2,816,151	3,024,994	3,228,987	61.18	60.67	60.43	60.39	60.36

Total Cost of Goods Sold	2,496,702	2,619,221	2,816,151	3,024,994	3,228,987	61.18	60.67	60.43	60.39	60.36

Gross Profit	1,584,512	1,697,975	1,844,268	1,984,031	2,120,694	38.82	39.33	39.57	39.61	39.64

Operating Expenses:
Selling, General and Administrative	1,242,220	1,287,225	1,373,879	1,465,021	1,554,924	30.44	29.82	29.48	29.25	29.07

Total Operating Expenses	1,242,220	1,287,225	1,373,879	1,465,021	1,554,924	30.44	29.82	29.48	29.25	29.07

Operating Income	342,292	410,750	470,389	519,010	565,770	8.39	9.51	10.09	10.36	10.58

Other Income (Expense):
Net Interest Expense	(57,647)	(54,342)	(44,663)	(37,207)	(33,500)	(1.41)	(1.26)	(0.96)	(0.74)	(0.63)
Gain on Sale of Property	2,214	2,264	2,766	2,766	2,766	0.05	0.05	0.06	0.06	0.05

Total Other Expenses (Income)	(55,433)	(52,078)	(41,897)	(34,441)	(30,734)	(1.36)	(1.21)	(0.90)	(0.69)	(0.57)

Pretax Income	286,859	358,672	428,492	484,569	535,036	7.03	8.31	9.19	9.67	10.00

Source: Company provided projections and discussions with management
Willamette Management Associates

Belk, Inc.	Page 25
EXHIBIT VIII
BELK, INC.
WEIGHTED AVERAGE COST OF CAPITAL

Cost of Equity Capital:		Source
Risk-Free Rate of Return	5.20%	The Federal Reserve Statistical Release, February 2, 2007
Long-term Equity Risk Premium	6.28%	SBBI 2006, Ibbotson Associates [a]
Smaller Stock Risk Premium	1.73%	SBBI 2006, Ibbotson Associates
Unsystematic Risk Premium	6.00%	Willamette Management Associates Estimate

Total Equity Rate	19.21%

Cost of Debt Capital:
Average Cost of Debt	6.08%	Estimated Company’s Weighted Average Cost of Debt [b]
Tax Rate	36.00%	Estimated Corporate Tax Rate

After-tax Debt Rate	3.89%

Capital Structure:
Market Value of Equity	72.00%	[c]
Market Value of Debt	28.00%	[c]

Total Invested Capital	100.00%

WACC (Rounded)	14.9%

Notes:

[a]	As adjusted by Ibbotson and Chen

[b]	Weighted average cost of debt capital provided by Company management

[c]	Capital structure based on discussions with Company management and industry analysis

Sources: As indicated above
Willamette Management Associates

Belk, Inc.	Page 26
EXHIBIT IX
BELK, INC.
DISCOUNTED CASH FLOW METHOD
VALUATION SUMMARY AS OF FEBRUARY 3, 2007
Present Value of Discrete Net Cash Flows:

	Projected Fiscal Years Ending on or about January 31,					Adjusted
	2008	2009	2010	2011	2012	2012
	$000	$000	$000	$000	$000	$000

Pretax Income	286,859	358,672	428,492	484,569	535,036	535,036
+ Interest Expense, Net of Interest Income	57,647	54,342	44,663	37,207	33,500	33,500

= Earnings Before Interest and Taxes (EBIT)	344,506	413,014	473,155	521,776	568,536	568,536
Taxes @ 36.0%	(124,022)	(148,685)	(170,336)	(187,839)	(204,673)	(204,673)

Debt Free Net Income (DFNI) to Invested Capital	220,484	264,329	302,819	333,937	363,863	363,863

Plus: Depreciation and Amortization [a]	167,863	175,527	181,027	180,027	183,468	183,468
Less: Capital Expenditures [a]	(175,000)	(219,000)	(191,000)	(185,000)	(185,000)	(200,000)
Less: Operating Working Capital Additions [b]	(69,874)	(20,962)	(17,608)	(18,313)	(19,558)	(19,558)

Net Cash Flow to Invested Capital	143,473	199,894	275,238	310,651	342,773	327,773
Partial Period Adjustment	1.00	1.00	1.00	1.00	1.00	1.00

Adjusted Net Cash Flow to Invested Capital	143,081	199,894	275,238	310,651	342,773	327,773

Discounting Period [c]	0.50	1.50	2.50	3.50	4.50
Present Value Factor @ 14.9% [c]	0.9331	0.8122	0.7069	0.6152	0.5355

Present Value of Discrete Cash Flows	133,507	162,362	194,569	191,125	183,540

Total Present Value of Discrete Cash Flows	865,103

Present Value of Terminal Net Cash Flow:

Net Cash Flow — Fiscal 20l3 [d]	340,884
Capitalization Multiple [e]	9.17

Terminal Value	3,127,376
Present Value Factor at 14.9%	0.5355

Present Value of Terminal Cash Flow	1,674,576

Valuation Summary:

Present Value of Discrete Cash Flows	865,103
Present Value of Terminal Cash Flow	1,674,576

Indicated MVIC	2,539,679
Less: Interest Bearing Debt [f]	(734,342)

Indicated Value of Equity — DCF Method	1,805,337

Notes:

[a]	Provided by Company management

[b]	Willamette Management Associates estimate based on RMA Annual Statement Studies Financial Ratio Benchmarks 2006-2007

[c]	Calculated using a mid-year convention

[d]	Adjusted 2012 NCF increased by (the estimated LT growth rate of 4.0%

[e]	Incorporating a long-term nominal growth rate of 4.0% and a WACC of 14.9%

[f]	Interest-bearing debt as of the valuation date, see Exhibit II(B)

Sources: Exhibits VI and VII
Willamette Management Associates

Belk, Inc.	Page 27
EXHIBIT X
BELK, INC.
GUIDELINE COMPANY METHOD
VALUATION SUMMARY AS OF FEBRUARY 3, 2007

	Subject								Indicated	Individual	Time
	Company	Market Pricing Multiples							Value	Multiple	Horizon	Weighted
Fundamental	$000	Low	1 Qtr.	3 Qtr.	High	Mean	Median	Selected	$000	Emphasis	Emphasis	Value

Latest 12 Months:
EBIT	332,423	7.8	11.9	15.3	26.3	14.2	12.9	9.0	2,991,807	20.0%		299,181
EBITDA	475,041	5.6	7.0	11.3	12.6	9.2	9.4	7.0	3,325,287	20.0%		332,529
DFNI	216,632	12.1	16.9	25.2	39.4	22.5	22.5	14.0	3,032,846	20.0%		303,285
DFCF	359,250	6.9	9.8	14.6	18.2	12.4	12.4	9.0	3,233,249	20.0%		323,325
Revenue	3,684,769	0.40	0.52	1.17	1.88	0.97	0.94	0.80	2,947,815	20.0%		294,782

										100.0%	50.0%	1,553,100

Five-year Average:
EBIT	241,007	9.7	16.1	26.2	42.9	22.4	22.4	12.0	2,892,082	20.0%		289,208
EBITDA	348,634	7.7	9.4	17.2	23.6	13.6	11.7	8.5	2,963,391	20.0%		296,339
DFNI	155,173	15.5	27.3	39.2	65.7	34.5	32.4	18.0	2,793,116	20.0%		279,312
DFCF	262,801	9.4	12.0	24.0	29.2	17.8	15.8	10.0	2,628,005	20.0%		262,801
Revenue	2,721,368	0.40	0.52	1.57	2.18	1.19	1.32	0.80	2,177,094	20.0%		217,709

										100.0%	50.0%	1,345,369

					Indicated MVIC				2,898,469		100.0%
					Less: Interest Bearing Debt [a]				(734,342)

					Market Value of Equity				2,164,127
					Plus/Minus: Other Adjustments			0%	—

					Indicated MVE on a Marketable Minority Basis				2,164,127

Notes:

[a] Interest-bearing debt as of the valuation date, see Exhibit II(B)

Sources: Exhibit XI and Willamette Management Associates calculations
Willamette Management Associates

Belk, Inc.	Page 28
EXHIBIT XI (A)
BELK, INC.
GUIDELINE COMPANY METHOD
MARKET VALUE OF INVESTED CAPITAL

								Price Per
								Common	Price to	Total
			Latest Quarter					Share	Earnings	Common	Market Value of Equity
			TBV	BVIBD	TBVIC	MVIBD [a]	LTM	2/3/2007	2/3/2007	Shares [b]	Common	Preferred	MVIC
Company	Mkt./Sym.		$000	$000	$000	$000	Ending	$		$000s	$000	$000	$000

Bon-Ton Stores, Inc.	NDQ/BONT	Jan-06	69,452	1,334,044	1,403,496	1,334,044	Oct-06	37.320	NM	16,420	612,797	—	1,946,841
Dillards, Inc.	NYSE/DDS	Jan-06	2,397,529	1,190,815	3,588,344	1,190,815	Oct-06	34.980	14.71	79,521	2,781,645	—	3,972,460
Federated Dept. Stores	NYSE/FD	Jan-06	2,989,000	8,610,000	11,599,000	8,610,000	Oct-06	41.880	24.63	545,833	22,859,486	—	31,469,486
Gottschalks, Inc.	NYSE/GOT	Jan-06	114,811	119,513	234,324	119,513	Oct-06	11.120	57.43	13,398	148,986	—	268,499
Kohls Corp.	NYSE/KSS	Jan-06	5,519,944	1,049,259	6,569,203	1,049,259	Oct-06	73.150	24.77	338,255	24,743,353	—	25,792,612
Nordstrom, Inc.	NYSE/JWN	Jan-06	1,825,891	731,203	2,557,094	731,203	Oct-06	56.550	23.73	266,893	15,092,799	—	15,824,002
JC Penny	NSDQ/JCP	Jan-06	4,000,000	3,453,000	7,453,000	3,453,000	Oct-06	83.700	17.48	233,103	19,510,721	—	22,963,721
Saks, Inc.	NYSE/SKS	Jan-06	1,020,233	688,560	1,708,793	688,560	Oct.06	19.440	87.57	135,043	2,625,236	—	3,313,796
Stein Mart, Inc.	NSDQ/SMRT	Jan-06	266,972	26,494	293,466	26,494	Oct-06	13.550	15.76	43,212	585,523	—	612,017
Target Corp.	NYSE.TGT	Jan-06	14,800,000	11,376,000	26,176,000	11,376,000	Oct-06	61.910	20.50	863,100	53,434,521	—	64,810,521

BELK, INC.	BLKJA.PK	Feb-07	1,015,896	734,342	1,750,238	734,342	Feb-07	NM	NM	NM	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 29
EXHIBIT XI (B)
BELK, INC.
GUIDELINE COMPANY METHOD
EARNINGS BEFORE INTEREST AND TAXES

									Compound
								5-Year	Average
	LTM	Earnings Before Interest & Taxes (EBIT)						Average [c]	Annual		MVIC/EBIT
	Growth	LTM	2007	2006	2005	2004	2003	EBIT	Growth [d]	MVIC		5-Year
Company	%	$000	$000	$000	$000	$000	$000	$000%		$000	LTM	Average

Bon-Ton Stores, Inc.	48.0	73,913	49,945	45,322	34,978	22,886	21,578	45,409	29.7	1,946,841	26.3	42.9
Dillards, Inc.	33.9	314,858	235,116	328,946	203,791	(311,257)	316,751	154,291	(0.1)	3,972,460	12.6	25.7
Federated Dept. Stores	(20.1)	2,503,000	3,132,000	1,253,000	1,359,000	1,555,000	(106,000)	1,960,400	NM	31,469,486	12.6	16.1
Gottschalks, Inc.	(22.8)	14,366	18,598	23,162	22,321	(27,578)	20,086	10,174	(6.8)	268,499	18.7	26.4
Kohls Corp.	16.2	1 ,666,650	1,434,165	1 ,224,539	957,616	1,050,263	820,067	1,266,647	16.1	25,792,612	15.5	20.4
Nordstrom, Inc.	16.1	1,080,510	930,525	662.123	446,193	126,710	275,944	649,212	33.4	15,824,002	14.6	24.4
JC Penny	11.9	1,978,000	1,768,000	950,000	(950,000)	540,000	473,000	857,200	35.2	22,963,721	11.6	26.8
Saks, Inc.	63.4	383,639	234,732	1 70,570	179,875	133,921	80,424	220,547	39,0	3,313,796	8.6	15.0
Stein Mart, Inc.	(22.6)	78,917	101,908	72,345	16,054	45,069	35,248	62,859	18.5	612,017	7.8	9.7
Target Corp.	8.7	4,906,000	4,515,000	4,721,000	3,124,000	2,799,000	2,116,000	4,013,000	19.4	64,810,521	13.2	16.2

LOW	(22.8)								(6.8)		7.8	9.7
HIGH	63.4								39.0		26.3	42.9
1st Quartile	(12.9)								16.1		11.9	16.1
3rd Quartile	29.5								33.4		15.3	26.2
MEAN	13.3								20.5		14.2	22.4
MEDIAN	14.0								19.4		12.9	22.4

BELK, INC.	24.2	332,423	332,423	267,621	229,642	196,621	178,727	241,007	16.8	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 30
EXHIBIT XI (C)
BELK, INC.
GUIDELINE COMPANY METHOD
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION

									Compound
		Earnings Before Interest, Taxes,						5-Year	Average
	LTM	Depreciation & Amortization (EBITDA)						Average [c]	Annual		MVIC/EBITDA
	Growth	LTM	2007	2006	2005	2004	2003	EBITDA	Growth [d]	MVIC		5-Year
Company	%	$000	$000	$000	$000	$000	$000	$000%		$000	LTM	Average

Bon-Ton Stores, Inc.	101.4	157,144	78,029	72,836	58,212	45,669	41,361	82,378	32.5	1 ,946,841	12.4	23.6
Dillards, Inc.	13.9	611,430	536,980	630,863	494,452	(9,850)	627,505	452,775	(0.5)	3,972,460	6.5	8.8
Federated Dept. Stores	(7.9)	3,787,000	4,110,000	1,990,000	2,069,000	2,235,000	583,000	2,838,200	48.4	31,469,486	8.3	11.1
Gottschalks, Inc.	(8.4)	29,396	32,095	36,249	36,584	(13,293)	34,096	24,206	(3.1)	268,499	9.1	11.1
Kohls Corp.	15.1	2,041,520	1,773,081	1,512,712	1,197,174	1,243,760	978,484	1,553,649	16.8	25,792,612	12.6	16.6
Nordstrom, Inc.	12.5	1,357,234	1,206,853	926,892	696,876	360,641	493,663	909,699	23.8	15,824,002	11.7	17.4
JC Penny	10.0	2,353,000	2,140,000	1,309,000	(564,000)	909,000	842,000	1,229,400	24.2	22,963,721	9.8	18.7
Saks, Inc.	33.0	591,862	444,847	399,715	202,010	349,943	300,197	397,675	15.4	3,313,796	5.6	8.3
Stein Mart, Inc.	(15.6)	103,048	122,131	90,363	35,029	46,946	52,070	79,503	15.5	612,017	5.9	7.7
Target Corp.	7.5	6,369,000	5,924,000	5,980,000	4,222,000	3,766,000	3,195,000	5,252,200	15.7	64,810,521	10.2	12.3

LOW	(15.6)								(3.1)		5.6	7.7
HIGH	101.4								48.4		12.6	23.6
1st Quartile	(4.0)								15.4		7.0	94
3rd Quartile	14.8								24.1		11,3	17.2
MEAN	16.1								18.9		9.2	13.6
MEDIAN	11.2								16.2		9.4	11.7

BELK, INC.	24.5	475,041	475,041	381,566	330,897	287,628	268,039	348,634	15.4	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 31
EXHIBIT XI (D)
BELK, INC.
GUIDELINE COMPANY METHOD
DEBT-FREE NET INCOME

									Compound
								5-Year	Average
	LTM	Debt-free Net Income (DFNI)						Average [c]	Annual		MVIC/DFNI
	Growth	LTM	2007	2006	2005	2004	2003	DFNI	Growth [d]	MVIC		5-Ycar
Company	%	$000	$000	$000	$000	$000	$000	$000%		$000	LTM	Average

Bon-Ton Stores, Inc.	45.1	49,411	34,063	28,518	21,862	14,303	13,378	29,631	31.7	1,946,841	39.4	65.7
Dillards, Inc.	33.0	279,864	210,355	209,729	119,059	(201,031)	188,009	123,595	8.8	3,972,460	14.2	32.1
Federated Dept. Stores	(10.1)	1,891,628	2,103,834	773,582	868,807	946,651	(70,482)	1,316,900	NM	31,469,486	16.6	23.9
Gottschalks, Inc.	(27.7)	8,937	12,362	14,799	14,406	(14,543)	13,217	7,192	(7.9)	268,499	30.0	37.3
Kohls Corp.	16.0	1,040,965	897,250	761 ,660	595,668	653,263	508,195	789,761	16.3	25,792,612	24.8	32.7
Nordstrom, Inc.	14.7	664,633	579,553	402,472	272,150	67,093	168,259	397,180	33.6	15,824,002	23.8	39.8
JC Penny	9.3	1,307,140	1,196,216	621,045	(634,508)	368,241	315,909	571,627	34.9	22,963,721	17.6	40.2
Saks, Inc.	135.9	130,734	55,430	123,688	138,185	79,746	51,769	105,557	21.6	3,313,796	25.3	31.4
Stein Mart, Inc.	(21.5)	50,479	64,332	44,854	9,953	27,943	21,855	39,512	19.3	612,017	12.1	15.5
Target Corp.	8.9	3,067,538	2,816,611	2,936,023	1,943,049	1,729,423	1,629,892	2,498,529	14.3	64,810,521	21.1	25.9

LOW	(27.7)								(7.9)		12.1	15.5
HIGH	135.9								34.9		39.4	65.7
1st Quartile	(53)								14.3		16.9	27.3
3rd Quartile	28.8								31.7		25.2	39.2
MEAN	20.4								19.2		22.5	34.5
MEDIAN	12.0								19.3		22.5	32.4

BELK, INC.	26.1	216,632	216,632	171,753	146,741	128,525	112,214	155,173	17.9	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 32
EXHIBIT XI (E)
BELK, INC.
GUIDELINE COMPANY METHOD
DEBT-FREE CASH FLOW

									Compound
								5-Year	Average
	LTM	Debt-free Cash Flow (DFCF)						Average [c]	Annual		MVIC/DFCF
	Growth	LTM	2007	2006	2005	2004	2003	DFCF	Growth [d]	MVIC		5-Year
Company	%	$000	$000	$000	$000	$000	$000	$000%		$000	LTM	Average

Bon-Ton Stores, Inc.	113.4	132,642	62,147	56,032	45,096	37,086	33,161	66,601	34.0	1,946,841	14.7	29.2
Dillards. Inc.	12.5	576,436	512,219	511,646	409,720	100,376	498,763	422,079	3.1	3,972,460	6.9	9.4
Federated Dept Stores.	3.0	3,175,628	3,081,834	1,510,582	1,578,807	1,626,651	618,518	2,194,700	41.2	31,469,486	9.9	14.3
Gottschalks, Inc.	(7.3)	23,967	25,859	27,886	28,669	(258)	27,227	21, 224	(2.7)	268,499	11.2	12.7
Kohls Corp.	14.5	1,415,835	1,236,166	1,049,833	835,226	846,760	666,612	1,076,764	17.2	25,792,612	18.2	24.0
Nordstrom, Inc.	10.0	941,357	855,881	667,241	522,833	301,024	385,978	657,667	20.7	15,824,002	16.8	24 1
JC Penny	7.3	1,682,140	1,568,216	980,045	(248,508)	737,241	684,909	943,827	20.9	22,963,721	13.7	24.3
Saks, Inc.	27.6	338,957	265,545	352,833	160,320	295,768	271,542	282,685	4.8	3,313,796	9.8	11.7
Stein Mart, Inc.	(11.8)	74,610	84,555	62,872	28,928	29,820	38,677	56,157	14.9	612,017	8.2	109
Target Corp.	7.2	4,530,538	4,225,611	4,195,023	3,041,049	2,696,423	2,708,892	3,737,729	11.5	64,810,521	14.3	17.3

LOW	(11.8)								(2.7)		6.9	9,4
HIGH	113.4								41.2		18.2	29.2
1st Quartile	4.1								6.5		9.8	12.0
3rd Quartile	14.0								20.8		14.6	24.0
MEAN	17.7								16.5		12.4	17.8
MEDIAN	8.6								16.0		12.4	15.8

BELK, INC.	25.7	359,250	359,250	285,698	247,996	219,532	201,526	262,801	15.5	NM	NM	NM

Definitions, sources, and footnotes are found on Exhibit XI (H)
Willamette Management Associates

Belk, Inc.	Page 33
EXHIBIT XI (F)
BELK, INC.
GUIDELINE COMPANY METHOD
REVENUES

								5-Year	Compound
	LTM	Revenue						Average [c]	Average		MVIC/Revenues
	Growth	LTM	2007	2006	2005	2004	2003	Revenues	Annual	MVIC		5-Year
Company	%	$000	$000	$000	$000	$000	$000	$000	Growth [d]%	$000	LTM	Average

Bon-Ton Stores, Inc.	102.6	2,649,234	1,307,595	1,319,623	932,326	717,035	724,325	1,385,163	31.5	1,946,841	0.73	1.41
Dillards, Inc.	0.3	7,732,750	7,707,993	7,732,371	7,848,068	8,169,639	8,388,339	7,838,164	(1.7)	3,972,460	0.51	0.51
Federated Dept.Stores	22.3	27,382,000	22,390,000	15,776,000	15,412,000	15,571,000	15,785,000	19,306,200	12.3	31,469,486	1.15	1.63
Gottschalks, Inc.	0.6	677,088	673,320	657.898	657,115	667,217	679,563	666,528	(0.1)	268,499	040	0.40
Kohls Corp.	10.2	14,765,368	13,402,217	11,700,619	10,282,094	9,120,287	7,488,654	11,854,117	15.4	25,792,612	1.75	2.18
Nordstrom,Inc.	6.3	8,421,966	7,919,214	7,304,330	6,603,768	6,083,945	5,741,577	7,266,645	8.4	15,824,002	1.88	2.18
JC Penny	3.5	19,442,000	18,781,000	18,096,000	17,513,000	17,384,000	17,840,000	18,243,200	1.8	22,963,721	1.18	1.26
Saks, Inc.	0.4	5,977,795	5,953,352	6,437,277	6,055,055	5,911,122	6,070,568	6,066,920	(0.3)	3,313,796	0.55	0.55
Stein Mart, Inc.	(0.9)	1,467,665	1,481,615	1,459,607	1,351,623	1,397,851	1,309,429	1,431,672	2.4	612,017	0.42	0.43
Target Corp.	7.4	56,528,000	52,620,000	46,839,000	42,025,000	37,410,000	33,021,000	47,084,400	12.0	64,810,521	1.15	1.38

LOW	(0.9)								(1.7)		0.4	0.4
HIGH	102.6								31.5		1.9	2.2
1st Quartile	0.4								0.4		0.5	0.5
3rd Quartile	9,5								12.2		1.2	1.6
MEAN	15.3								8.2		1.0	1.2
MEDIAN	4.9								5.4		0.9	1.3

BELK, INC,	24.1	3,684,769	3,684,769	2,968,777	2,446,832	2,264,907	2,241,555	2,721,368	13.2

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 34
EXHIBIT XI (G)
BELK, INC.
GUIDELINE COMPANY METHOD
REVENUE PERFORMANCE RATIOS

	LTM Return on Revenues				5-Year Average Return on Revenues
Company	EBIT	EBITDA	DFNI	DFCF	EBIT	EBITDA	DFNI	DFCF
	%	%	%	%	%	%	%	%

Bon-Ton Stores, Inc.	2.8	5.9	1.9	5.0	3.3	5.9	2.1	4.8
Dillards, Inc.	4.1	7.9	3.6	7.5	2.0	5.8	1.6	5.4
Federated Dept. Stores	9.1	13.8	6.9	11.6	10.2	14.7	6.8	11.4
Gottschalks, Inc.	2.1	4.3	1.3	3.5	1.5	3.6	1.1	3.2
Kohls Corp.	11.3	13.8	7.1	9.6	10.7	13.1	6.7	9.1
Nordstrom, Inc.	12.8	16.1	7.9	11.2	8.9	12.5	5.5	9.1
JC Penny	10.2	12.1	6.7	8.7	4.7	6.7	3.1	5.2
Saks, Inc.	6.4	9.9	2.2	5.7	3.6	6.6	1.7	4.7
Stein Mart, Inc.	5.4	7.0	3.4	5.1	4.4	5.6	2.8	3.9
Target Corp.	8.7	11.3	5.4	8.0	8.5	11.2	5.3	7.9

LOW	2.1	4.3	1.3	3.5	1.5	3.6	1.1	3.2
HIGH	12.8	16.1	7.9	11.6	10.7	14.7	6.8	11.4
1st Quartile	4.4	7.2	2.5	5.2	3.4	5.8	1.8	4.7
3rd Quartile	9.9	13.4	6.9	9.4	8.8	12.2	5.4	8.8
MEAN	7.3	10.2	4.6	7.6	5.8	8.6	3.7	6.5
MEDIAN	7.5	10.6	4.5	7.7	4.5	6.6	2.9	5.3

BELK, INC.	9.0	12.9	5.9	9.7	8.9	12.8	5.7	9.7

Definitions, sources, and footnotes are found on Exhibit XI(H)
Willamette Management Associates

Belk, Inc.	Page 35
EXHIBIT XI (H)
BELK, INC.
GUIDELINE COMPANY METHOD
DEFINITIONS, FOOTNOTES, AND SOURCES TO EXHIBITS
Definitions:
BV = Book value
DF = Deficit
FYE = Fiscal year-end
IBD = Interest-bearing debt
LTM = Latest 12 months
MV = Market value
MVIC = LTD + ST interest-bearing debt + MV of preferred + MV of common equity.
NM = Not meaningful
T = Tangible
TBVIC = Stockholders’ equity - goodwill + LTD + ST interest-bearing debt.
Footnotes:
a. Book value if not publicly traded.
b. Per most recently available data prior to the valuation date.
c. Includes latest 12 months if at least six months beyond latest fiscal year-end.
d. From earliest year on the table to the latest 12 months period.
Sources: SEC Forms 10-K and 10-Q. Annual Reports to Shareholders, Standard & Poor’s Compustat and Dialog-on-Disc, and Disclosure’s Compact Disclosure.
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EXHIBIT XII(A)
BELK, INC.
PREVIOUS TRANSACTIONS

		Weighted
		Avg. Price
		Per Share for	Number of
	Date	Transaction	Shares	Transaction Size
	1 /3/2004	10.60 [a]	146,676	$1,554,766
	1/29/2004	8.75 [b]	22,000	192,500
	2/11/2004	8.75 [b]	21,000	183,750
	3/30/2004	10.00 [b]	1,152	11,520
	5/6/2004	10.00 [b]	2,162	21,620
	5/27/2004	10.00 [b]	1,000	10,000
	6/8/2004	10.00 [b]	2,630	26,300
	6/14/2004	11.15 [a]	643,071	7,170,242
	8/5/2004	10.00 [b]	3,000	30,000
	8/5/2004	10.00 [b]	1,000	10,000
	8/31/2004	10.00 [b]	5,000	50,000
	9/2/2004	10.00 [b]	2,000	20,000
	9/9/2004	10.00 [b]	2,500	25,000
	10/5/2004	10.00 [b]	1,000	10,000
	10/20/2004	10.00 [b]	3,700	37,000
	11/2/2004	10.00 [b]	800	8,000
	11/12/2004	11.00 [b]	1,000	11,000
	12/6/2004	11.00 [b]	1,749	19,239
	1/3/2005	15.60 [a]	96,153	1,499,987
	1/14/2005	11.00 [b]	4,700	51,700
	3/9/2005	11.00 [b]	3,500	38,500
	5/23/2005	11.00 [a]	2,000	22,000
	6/7/2005	11.00 [b]	7,490	82,390
	6/8/2005	11.00 [b]	10,000	110,000
	6/9/2005	11.00 [b]	56,300	619,300
	6/20/2005	11.00 [b]	26,030	286,330
	7/5/2005	12.00 [b]	2,500	30,000
	7/22/2005	15.00 [a]	4,000	60,000
	8/3/2005	12.00 [b]	3,000	36,000
	8/31/2005	12.00 [b]	2,000	24,000
	9/28/2005	13.00 [b]	6,800	88,400
	10/7/2005	15.00 [b]	5,000	75,000
	10/14/2005	15.00 [b]	3,300	49,500
	10/17/2005	17.00 [c]	9,300	158,100
	10/24/2005	15.00 [b]	5,000	75,000
	10/26/2005	15.00 [b]	11,135	167,025
	11/9/2005	12.00 [b]	1,000	12,000
	11/18/2005	15.00 [b]	3,613	54,195
	12/20/2005	16.00 [a]	2,560	40,960
	12/21/2005	15.00 [b]	17,000	255,000
	1/3/2006	17.10 [a]	93,356	1,596,388
	1/5/2006	15.00 [b]	176	2,640
	1/24/2006	16.00 [a]	2,000	32,000
	1/25/2006	15.00 [b]	18,976	284,640
	1/27/2006	15.00 [b]	4,000	60,000
	2/3/2006	15.00 {b]	8,000	120,000
	3/6/2006	15.00 [b]	450	6,750
	3/13/2006	15.00 [b]	2,000	30,000
	3/17/2006	14.50 [b]	5,000	72,500
	3/21/2006	15.00 [b]	4,000	60,000
	5/19/2006	19.00 [d]	2,057,757	39,097,383
	6/7/2006	19.00 [b]	117	2,223
	6/12/2006	19.00 [a]	9,000	171,000
	6/26/2006	19.00 [b]	5,300	100,700
	6/28/2006	20.00 [b]	700	14,000
	7/5/2006	20.00 [b]	350	7,000
	7/10/2006	19.00 [a]	6,580	125,020
	7/27/2006	19.00 [b]	3,387	64,353
	8/10/2006	19.00 [b]	1,579	30,001
	8/21/2006	19.00 [b]	4,321	82,099
	8/24/2006	19.00 [b]	500	9,500
	8/11/2006	19.00 [b]	3,500	66,500
	10/9/2006	19.00 [b]	1,000	19,000
	10/13/2006	19.00 [b]	380	7,220
	10/23/2006	19.00 [b]	2,679	50,901
	10/31/2006	19.00 [b]	380	7,220
	11/2/2006	25.00 [c]	1,222	30,550
	11/7/2006	19.00 [b]	53,631	1,018,989
	1/3/2007	26.40 [c]	58,055	1,532,652
	1/15/2007	20.00 [b]	758	15,160
	1/25/2007	20.00 [b]	1,754	35,080

Median		15.00	3,387	$49,500
High		26.40	2,057,757	39,097,383
Low		8.75	117	2,223
Mean		14.67	49,222	816,589
Median		15.00	3,387	49,500
Last Trade		20.00	1,754	35,080

[a]	Private Transaction

[b]	Represents a broker-assisted sale through IJL/Wachovia Securities

[c]	Intrafamily Transaction

[d]	Tender Offer

Source: Belk, Inc. transaction roster provided by Company management
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EXHIBIT XII(B)
BELK INC.
STOCK TRANSACATION HISTORY
Willamette Management Associates

Belk, Inc.	Page 38
Appendix B
Industry Overview
Willamette Management Associates

Belk, Inc.	Page 39
Industry Overview 2
Industry Definition
The department store industry is part of the Retail Trade sector in the US. Operators in this industry retail a broad range of general merchandise including drugs, health and beauty aids, clothing, footwear, accessories, appliances, home furnishings, toys and sporting goods, lawns, garden and automotive equipment, etc. These goods are purchased from domestic (and in some cases international) manufacturers and wholesalers. Operators then retail these goods, through their store, to the general public. The majority of goods supplied by this industry are purchased by consumers with annual income over $53,000. It is important to note that those retailers who operator primarily as furniture stores, floorcovering stores, other home furnishing stores, home centers, hardware stores, women’s/men’s/children’s clothing stores, etc are excluded from this industry. NAICS definition: This industry comprises establishments known as department stores primarily engaged in retailing a wide range of the following new products with no one merchandise line predominating: apparel, furniture, appliances and home furnishings; and selected additional items, such as paint, hardware, toiletries, cosmetics, photographic equipment, jewelry, toys and sporting goods. Merchandise lines are normally arranged in separate departments.
Market Size
The Department Stores industry is part of the General Merchandise Stores Sector. In 2006, IBISWorld estimates that it will account for 39.4 percent of sector revenue, which will be 1.3 percentage points lower than in 2005. The Department Stores industry is the second biggest General Merchandise industry behind Warehouse Clubs and Superstores, which will account for more than 50 percent of the $550.0 billion General Merchandise Stores sector in 2006.
In 2006, IBISWorld estimates that this industry will generate revenue of $216.63 billion, which in 2005 constant dollars will be 0.5 percent higher than in 2005. Also in 2006, the Department Stores industry:
•	Is expected to contribute $40.6 billion to the United States economy, which will account for 0.35 percent of total GDP. This contribution to the economy will be 0.08 percentage points lower than in 2001.

•	Will consist of 9,280 establishments, which will be 0.3 percent lower than in 2005.

•	Will employ approximately 1.44 million people, which will be 0.7 percent lower than in 2005.

•	Will pay total industry wages of $25.26 billion, which will be 0.4 percent higher than in 2005.

•	Is expected to exhibit a 2.3 percent increase in industry productivity as measured by value added per employee, to $28,202.

•	Will exhibit a 0.8 percent increase in average revenue per establishment in 2006.
In 2007, IBISWorld forecasts that industry revenue will increase by 1.0 percent to $218.88 billion. IBISWorld also forecasts that in 2007:
•	Value added will increase by 2.2 percent, to $41.50 billion.

•	Industry per capita consumption in department stores will increase by 0.1 percent to $725.

•	Industry contribution to United States Gross Domestic Product will remain at 0.35 percent.

[2]	IBISWorld: Department Stores in the United States, November 20, 2006
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Geographic Spread
South East
IBISWorld estimates that in 2006 the South East region will account for 24.2 percent of all Department Stores in the US, which will be 1.9 percentage points lower than in 1999. The South East region will also account for 25.4 percent of the population, which implies that there will be fewer department stores per capita relative to the national average. Furthermore, there are a higher number of smaller department stores in the region, with 41.7 percent having less than 100 employees compared to the national average of 36 percent. Florida accounts for 24.2 percent of regional department stores and 24 percent of the regional population.
Great Lakes
IBISWorld estimates that in 2006 the Great Lakes region will account for 18.5 percent of all Department Stores in the US, which will be 0.3 percentage points higher than in 1999. The Great Lakes region will also account for 15.5 percent of the population, which implies that there are more department stores per capita relative to the national average. Department stores in this region are evenly distributed relative to population share, with Illinois accounting for 26.7 percent of the total.
Far West
IBISWorld estimates that in 2006 the Far West region will account for 15.5 percent of all Department Stores in the US, which will be 2.9 percentage points higher than in 1999. This region has exhibited the fastest growth in industry establishments during the last five years. The Far West region will also account for 17 percent of the population, which implies that there will be fewer department stores per capita relative to the national average; however, average department stores are larger given that 69.8 percent have more than 100 employees compared to the national average of 64 percent. California accounts for 73 percent of regional department stores and 71.9 percent of the regional population.
Demand Determinants
Demand Determinants outlines the various factors which stimulate or reduce the demand for goods supplied by this industry. The demand determinants include:
Income
Retail sales are generally affected by the level of and movement in real household disposable income. However, as with most developed countries, an increase in income usually results in household expenditure being directed towards entertainment and recreational activities.
Demand for fabric and textile products
During periods of lower disposable income consumers may opt to repair fabric and textile products rather than outlay the necessary costs to purchase new items. Demand is also affected by current interest rates and inflation levels. An increase in both of these factors will cause consumers to refrain from purchasing new fabric and textile items and instead increase mortgage payments.
Demand for clothing and accessories
The demand for clothing and accessories is affected by a number of factors including the level of and movement in real household disposable income, changes in fashion, the price of clothing relative to other goods, population sizes, seasonal/weather conditions and consumer confidence.
Demand for homewares and household appliances
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Expenditure on homeware and household appliances is largely determined by changes in real household disposable income. During periods of low or constrained disposable income, consumers may opt to repair faulty items rather than purchase new products. Alternatively, consumers may choose lower quality products if the item cannot be repaired.
Key Sensitivities
Competition from Substitutes — Electronic Shopping and Mail-order Houses — Department Stores
Description: Competition from electronic shopping and mail-order houses, faced by department stores. This industry is affected by competition from operators in the Electronic Shopping and Mail-Order Houses industry. The ease with which goods may be purchased on-line or via catalogues has forced operators to ensure they offer competitive prices.
Competition from Substitutes — Warehouse Clubs and Superstores — Department Stores
Demand for merchandise supplied by this industry competes with the range of goods on offer by Department Stores.
Consumer Sentiment Index
Description: The level of consumer confidence. This industry is influenced by the level of consumer sentiment. During periods of low consumer sentiment, consumers tend to constrain their weekly expenditures, thus causing a decline in demand for products stocked by department stores.
Per Capita Disposable Income
Description: The level of and/or movements in real per capita disposable income.
This industry is sensitive to the level of and movements in real household disposable income. During periods of low disposable income consumers may opt to purchase ‘value for money’ products as opposed to top quality products. The change in the level of disposable income ultimately shifts consumer spending from traditional department stores which offer upscale products to discount and variety store purchases.
Population Growth Rate
Description: The level of population growth in the US. This industry is sensitive to the population level across the USA. As the population in a specific region increases, operators may need to expand store numbers to cater for the growth in demand for merchandise.
Key Success Factors
The key success factors in the Department Stores industry are:
•	Ability to control stock on hand: Department stores need to have stringent stock control measures to ensure that popular items are re-ordered, low selling stock is disposed of and sufficient product lines and ranges are available.

•	Experienced work force: Department stores operate in a highly competitive environment. They require sales staff that are friendly, helpful and provide excellent customer service.

•	Ability to expand and curtail operations rapidly in line with market demand: Department stores operate in highly competitive environment. They need to expand operations during peak periods to meet increased demand (i.e., Christmas trading) but also curtail operations such weaker trading conditions (i.e., economic slowdown).

•	Attractive product presentation: Department stores require an effective layout and design, good shelf management, friendly and helpful service and present a clean environment.
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•	Having a wide and expanding product range: Department stores should provide consumers with the ability to purchase all their personal and homeware needs under one roof.
Outlook
During the outlook period ending 2011, IBISWorld forecast that the General Merchandise Stores sector will achieve revenue growth of 27.7 percent to $674.81 billion. IBISWorld also forecast that:
•	Real sector value added will increase by 19.6 percent to $102.41 billion, which will account for 0.78 percent of GDP in 2011.

•	Sector establishments will increase by 7.7 percent to approximately 49,865.

•	General Merchandise Store Sector employment will increase by 9.1 percent to 2.96 million whilst sector wages will increase by 16.2 percent to $58.15 billion, implying an increase in average sector wages.

•	Sector productivity as measured by value added per employee is forecast to increase by 13.8 percent whilst per capita consumption in US general merchandise stores will increase by 17.4 percent to $2,156.

•	Real revenue per employee will increase and reach a record level of $227,784 by 2010, which will represent an annualized increase of 2.4 percent per annum.
Trends
Over the outlook period, this industry is forecast to continue experiencing a mature life cycle which may possibly enter the decline phase. The competitive nature of the industry is forecast to invoke further mergers and acquisitions between industry operators, in an attempt to increase market share. The current saturated product market is expected to provide little impetus for future growth and many department stores that do not differentiate their product and service offerings will find it increasingly difficult to compete against industry participants in the Warehouse Clubs and Superstores industry, which primarily compete on price.
The popularity of the Internet and the number of consumers placing online orders is forecasted to increase over the outlook period to 2010. While online sales are expected to experience rapid growth, sales in traditional ‘brick and mortar’ department stores will possibly retain a major portion of total retail sales. The major factor limiting increased acceptance of the internet and its online ordering process is the inability to actually touch the product being bought, continued high mailing costs and lack of competitive prices.
Willamette Management Associates

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Appendix C
U.S. Economic Outlook
Willamette Management Associates

Belk, Inc.	Page 44
U.S. Economic Indicators
The U.S. economy was ahead at a stronger than expected pace in 2006’s last quarter. Inflation pressures did not increase, consumer spending was healthy, and government expenditures increased. The housing market, however, had its biggest slump in 15 years, and the automotive sector showed weakness.
At its meeting on December 12, 2006, the Federal Open Market Committee (FOMC) of the Federal Reserve Bank held the federal funds rate steady. That rate has held steady since June 2006. The little-used discount rate charged on short-term Federal Reserve loans to commercial banks remained unchanged. After the Federal Reserve’s rate hike in June 2006, commercial banks lifted their prime lending rate slightly. That rate remained unchanged at the end of 2006.
Inflation appears to be in a downtrend, but still is unacceptably high for the Federal Reserve officials. The Federal Reserve has maintained a bias toward raising rates rather than lowering them, citing inflation concerns.
Since July 2006 yields on short-term U.S. Treasury bills have been higher than those on long-term Treasury notes. This is known as an inverted yield curve. Since this has gone on so long, some economists wonder whether the bond market is signaling that a recession is coming. Others argue that the yield curve is overrated as a predictor of recessions.
The consumer price index (CPI) increased slightly in December 2006. The core CPI, which excludes food and energy, increased moderately.
The index of personal consumption expenditures (PCE) had a small gain in the fourth quarter of 2006. Excluding food and energy, the PCE increased sharply in 2006’s fourth quarter.
Total nonagricultural payrolls expanded by a moderate number of jobs in December 2006. The unemployment rate was steady and was near a five-year low.
Wages for U.S. workers are increasing at a good pace. Average hourly wages were up by a moderate amount in December 2006. The average workweek was unchanged in December.
The Labor Department’s Employment Cost Index (ECI) was ahead modestly in the last quarter of 2006. Wages and salaries increased a moderate amount and benefit costs were ahead by a reasonable amount.
Personal income increased moderately in the fourth quarter of 2006. Disposable personal income was ahead a modest amount in the fourth quarter. In December 2006, the savings rate was negative. The savings rate has been in negative territory for 21 consecutive months.
Productivity—the amount of output per hour of work—increased at a healthy annual rate in the last quarter of 2006. Unit labor costs increased at moderate rate in the final quarter of 2006.
For December 2006, consumer spending had the best showing in five months. Consumer spending was up at a healthy pace in 2006’s final quarter. Retail sales in December 2006 increased at the fastest pace since July 2006.
Consumer borrowing increased sharply in November 2006. Credit card debt, or revolving debt, jumped sharply. Nonrevolving debt, such as automobile loans, was ahead modestly. Consumer credit outstanding in November 2006 was up to a record high.
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Consumer confidence was at its highest level in eight months in December 2006. Lynn Franco, director of the Conference Board’s consumer research center said, however, “there is little to suggest that the pace of economic activity in the final quarter of 2006 is anything but moderately better than its uninspiring performance earlier this year.”
Construction spending in December 2006 was moderately below the November estimate. Private construction spending in December 2006 fell slightly from November, and private residential construction dropped significantly. Private nonresidential construction was moderately above the November estimate. Public construction spending in December 2006 was slightly above the November figure.
Construction of new homes increased a moderate amount in December 2006. Single-family housing starts fell sharply in December 2006. Building permits were up significantly in December 2006.
New home sales increased by a reasonable amount in December 2006. The unsold inventory of new homes was almost a six-month supply.
In December 2006, sales of existing homes fell slightly. The median price of an existing home was the same as one year earlier. The December 2006 inventory of existing unsold homes fell significantly but remains high at almost a seven-month supply.
Industrial output at the nation’s factories, mines, and utilities was stronger than expected in December 2006. Output was up a moderate amount. Factory and mine production were up significantly. Utility production was down sharply due to warmer than usual weather. Capacity utilization at factories, mines, and utilities was up slightly in December 2006.
U.S. factory orders for manufactured goods increased moderately in December 2006. Durable goods (goods meant to last three years or more) orders gained a modest amount in December. Orders for nondurable goods increased slightly in December.
The Institute of Supply Management (ISM) reported its manufacturing index was up modestly in December 2006. The prices paid index for manufacturing materials decreased sharply in December 2006.
According to the ISM, the U.S. service sector index of business activity was down slightly in December 2006. The prices paid index for the nonmanufacturing sector jumped sharply in December 2006.
The U.S. Labor Department’s December 2006 producer price index (PPI) of wholesale prices increased sharply. Excluding food and energy prices, the index was ahead significantly. The gains reported showed there are inflation risks in the economy.
Nondefense capital goods orders excluding aircraft, a proxy for business spending, were ahead moderately in December 2006. This followed declines in the two previous months.
According to Value Line Investment Survey analysts, the U.S. economy is moving forward at an uneven pace. There appears to be a pickup in manufacturing, continuing stability in nonmanufacturing, and a significant jump in payroll employment. However, retail demand is uneven, and there is a considerable threat that the housing sector could decline further during 2007.
Sources: The Wall Street Journal; Barron’s; Value Line Investment Survey; Associated Press; U.S. Bureau of Labor Statistics; U.S. Census Bureau News; Institute of Supply Management; Reuters Limited; BEA.gov; Bloomberg.com; AFP; and Worth.
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Appendix D
Discounts for Lack of Marketability
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Discounts for Lack of Marketability
Overview
All other things being equal, an equity investment in a company is worth more if it is readily marketable or, conversely, worth less if it is not. It is well known that investors prefer liquidity to lack of liquidity, and interests in closely held companies are illiquid relative to most other investments.
The problem that the appraiser of closely held companies must solve, of course, is to quantify the effect of marketability, or lack of it, in terms of its impact on the value of a company’s stock. In many valuations of closely held company stock, the discount for lack of marketability turns out to be the largest single issue to resolve—and an important issue in almost all such valuations.
The Concept and Importance of Marketability
The concept of marketability deals with the liquidity of an asset—that is, how quickly and certainly it can be converted into cash at the owner’s discretion. The rationale of a discount for lack of marketability was quite clearly articulated in 1983 by Lawrence H. Averill Jr., Dean of the School of Law of the University of Arkansas at Little Rock:
The lack of marketability problem is inherent in the valuation of all business interests that are not actively traded on recognized markets. The poor marketability of nontraded business interests stems from several factors. First, most of these businesses are small, family-owned and run operations. Such businesses run great risk of failure. The greater the risk, the lower the value. Second, these interests lack liquidity. There is no large pool of potential buyers for these interests when they come on the market. The longer it takes to sell an asset, the lower the value will be as compared to more actively tradable assets. Such a business interest must be sold at a substantial discount in order to attract buyers, as recognized by court decisions. The actual amount of the discount, of course, will vary from situation to situation. 3
Benchmark for Discounts for Lack of Marketability
For a “discount” to have a precise meaning, there must be a precise definition of the level of value from which the discount is taken. Since minority interests in closely held companies are typically valued by some form of reference to prices of actively traded securities (market multiples, market-derived discount rates, etc.), the benchmark for marketability for minority interest securities normally is considered to be the active public securities markets.
In the U.S. public markets, a security holder is able to sell a security over the telephone in seconds, usually at or within a small fraction of a percent of the last price at which a security traded, with a very small commission cost, and receive the cash proceeds within three business days.
By contrast, the universe of realistically potential buyers for most closely held minority securities is an infinitesimally small fraction of the universe of potential buyers for publicly traded securities. In any case, it is illegal for a person or a company to sell closely held securities to the general public without a registration with either the Securities Exchange Commission (SEC) or the state corporation commission, an

[3]	Lawrence H. Averill Jr., Estate Valuation Handbook (New York: John Wiley & Sons, 1983), p. 177.
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expensive and time consuming process. Furthermore, a minority stockholder cannot register stock for public trading; only the company can register its stock for public trading.
Besides the problems of actually trying to sell the stock (and because of them), the liquidity of closely held stock is further impaired by banks and other lending institutions’ unwillingness to accept it as loan collateral as they would accept public stock.
Because of these extreme contrasts between the ability to sell or hypothecate closely held minority stock as compared with publicly traded stock, empirical evidence suggests that discounts for lack of marketability for minority interest, closely held stocks tend to cluster in the range of 35 to 60 percent from their publicly traded counterparts. Naturally, each situation must be analyzed on the basis of its individual facts and circumstances, which may in some cases, justify a discount for lack of marketability above or below this typical range.
Empirical Evidence for Quantification of Discounts
There have been two general types of empirical studies designed to quantify the discounts for lack of marketability for minority interests in closely held companies:
1.	discounts on sales of restricted shares of publicly traded companies, and

2.	discounts on private transactions prior to public offerings.
As noted earlier, the above sources of empirical data indicate that the base from which to take the discount in each case is the actual or estimated price at which the shares could be sold if registered and freely traded in a public trading market.
The following sections summarize the findings of these two very extensive lines of empirical evidence. As will be explained in detail, the second line of studies provides more relevant evidence of the appropriate discount for lack of marketability for closely held stocks.
Sales of Restricted Shares of Publicly Traded Companies
Studies of sales of the restricted shares of publicly traded companies specifically isolate the value of the factor of marketability from all other factors. Restricted stock is identical in all respects to the freely traded stock of a public company, except that it is restricted from trading on the open market for a certain period. The duration of the restrictions vary from one situation to another. Since marketability is the only difference between the restricted stock and its freely traded counterpart, analysts have attempted to find differences in the price at which restricted stock transactions take place compared with open market transactions in the same stock on the same date. This difference provides evidence on the price spread between a readily marketable security and one that is identical but subject to certain restrictions on its marketability.
Publicly traded companies frequently issue restricted, or “letter,” stock in making acquisitions or raising capital, because the time and cost of registering the new stock with the SEC would make a registration at the time of the transaction impractical. Also, founders or other insiders may own portions of a publicly traded company’s stock that has never been registered for public trading. Even though such stock cannot be sold to the public on the open market, it may be sold in private transactions under certain circumstances. Until 1995, such transactions had to be reported to the SEC and thus became a matter of public record. Since then, analysts have collected such transaction data from private sources. Therefore, there is
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available a body of data on the prices of private transactions in restricted securities that can be used for comparison with prices of the same but unrestricted securities eligible for trading on the open market.
SEC Accounting Release No. 113 specifically points out that the discount for lack of marketability frequently is substantial:
Restricted securities are often purchased at a discount, frequently substantial, from the market price of outstanding unrestricted securities of the same class. This reflects the fact that securities, which cannot be readily sold in the public market, are less valuable than securities, which can be sold, and also the fact that by the direct sale of restricted securities, sellers avoid the expense, time and public disclosure which registration entails. 4
It is exceedingly important to keep in mind that restrictions on the transfer of restricted stock eventually lapse, usually within 12 months. 5 At that point, investors can sell the shares into the existing market, subject to whatever volume and SEC Rule 144 may impose other restrictions. 6 Consequently, all other things being equal, shares of closely held stock, which may never have the benefit of a public market, would be expected to require higher discounts for lack of marketability than those applicable to restricted stock of a public company. The market does, indeed, impose a higher discount on closely held stock than on restricted stock of a public company, as will be shown below.
SEC Institutional Investor Study
In a major SEC study of institutional investor actions, one of the topics was the amount of discount at which transactions in restricted stock took place compared to the prices of identical but unrestricted stock on the open market. 7
The SEC study found an average discount of 24 percent for all transactions of restricted stock compared to their unrestricted counterpart stock. In addition, the study found generally higher discounts for restricted stocks that would trade on the over-the-counter market (OTC) once the restrictions expired, as opposed to stocks that would trade on the New York Stock Exchange (NYSE) or the American Stock Exchange (ASE). The average discount for stocks that would trade on the OTC when their restrictions expired was approximately 35 percent.
The Internal Revenue Service (the “Service”), in Revenue Ruling 77–287, specifically acknowledges the conclusions of the SEC Institutional Investor Study and the values of restricted securities purchased by investment companies as part of the “relevant facts and circumstances that bear upon the worth of restricted stock.” The Service states the purpose of Revenue Ruling 77–287 as: “to provide information and

[4]	Securities and Exchange Commission, Accounting Series Release No. 113: Statement Regarding Restricted Securities (Chicago: Commerce Clearing House, Federal Securities Law Reports, 1977), pp. 62, 285.

[5]	On February 18, 1997, the SEC adopted amendments to reduce the holding period requirements under Rule 144 of the Securities Act from two years to one year for the resale of limited amounts of restricted securities. Most of the studies cited in this report, which are the most current studies available, were conducted prior to this amendment.

[6]	55 Fed. Reg. 20894 (May 21, 1990).

[7]	“Discounts Involved in Purchases of Common Stock,” in U.S. 92nd Congress, 1st Session, House, Institutional Investor Study Report of the Securities and Exchange Commission, (Washington: Government Printing Office, March 10, 1971, 5:2444–2456, Document No. 92–64, Part 5).
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guidance to taxpayers, [Service], and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal security laws.” 8
One of the outgrowths of the SEC Institutional Investor Study was SEC Accounting Series Releases, No. 113, dated October 13, 1969, and No. 118, dated December 23, 1970, which require investment companies registered under the Investment Company Act of 1940 to disclose their policies for the cost and valuation of their restricted securities. The result was that an ongoing body of data became available on the relationship between restricted stock prices and their freely tradable counterparts, which can provide empirical benchmarks for quantifying marketability discounts.
Gelman Study
In 1972, Milton Gelman published the results of his study of prices paid for restricted securities by four closed-end investment companies specializing in restricted securities investments. 9 From 89 transactions between 1968 and 1970, Gelman found that both the arithmetic average and median discounts were 33 percent and that almost 60 percent of the purchases were at discounts of 30 percent and higher.
Trout Study
In a study of restricted stocks purchased by mutual funds from 1968 to 1972, Robert Trout attempted to construct a financial model that would provide an estimate of the discount appropriate for a private company’s stock. 10 His multiple regression model included 60 purchases and found an average discount of approximately 33.5 percent for restricted stock compared to its freely traded counterpart stock.
As the SEC study showed, he also found that companies with stocks listed on national exchanges had lower discounts on their restricted stock transactions than did stocks traded over-the-counter.
Moroney Study
In an article published in the March 1973 issue of Taxes, Robert E. Moroney presented the results of his study of the prices paid for restricted securities by 10 registered investment companies. 11 The study reflected 146 purchases. The average discount was approximately 35.6 percent and the median discount was 33.0 percent.
Moroney points out:
It goes without saying that each cash purchase of a block of restricted equity securities fully satisfied the requirement that the purchase price be one, “at which the property would change hands between a willing buyer and a willing seller, neither being under any

[8]	Revenue Ruling 77–287, 1977–2 C.B. 319, Section I.

[9]	Milton Gelman, “An Economist-Financial Analyst’s Approach to Valuing Stock of a Closely Held Company,” Journal of Taxation, June 1972, pp. 353–4.

[10]	Robert R. Trout, “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, pp. 381–5.

[11]	Robert E. Moroney, “Most Courts Overvalue Closely-Held Stocks,” Taxes, March 1973, pp. 144–56.
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compulsion to buy or sell and both having reasonable knowledge of relevant facts.” Reg. Sec. 20.2031–1(b) 12
Moroney contrasts the evidence of the actual cash transactions with the lower average discounts for lack of marketability adjudicated in most prior court decisions on gift and estate tax matters. He points out, however, that the evidence on the prices of restricted stocks was not available as a benchmark for quantifying lack of marketability discounts at the times of the prior cases, and he suggests that higher discounts for lack of marketability be allowed in the future now that the relevant data are available. As Moroney puts it:
Obviously the courts in the past have overvalued minority interests in closely held companies for federal tax purposes. But most (probably all) of those decisions were handed down without benefit of the facts of life recently made available for all to see.
Some appraisers have for years had a strong gut feeling that they should use far greater discounts for nonmarketability than the courts had allowed. From now on those appraisers need not stop at 35 percent merely because it’s perhaps the largest discount clearly approved in a court decision. Appraisers can now cite a number of known arm’s-length transactions in which the discount ranged up to 90 percent. 13
Maher Study
Another well-documented study on discounts for lack of marketability for closely held companies was done by J. Michael Maher and published in the September 1976 issue of Taxes. 14 Maher’s approach was similar to Moroney’s in that it compared prices paid for restricted stocks with the market prices of their unrestricted counterparts. He found that mutual funds were not purchasing restricted securities during 1974 and 1975, which were very depressed years for the stock market. Therefore, the data actually used covered the five-year period from 1969 through 1973. The study showed that “the mean discount for lack of marketability for the years 1969–73 amounted to 35.43 percent.” 15 He further eliminated the top and bottom 10 percent of purchases in an effort to remove especially high- and low-risk situations. The result was almost identical with the “outliers” removed, with a mean discount of 34.73 percent.
Maher concludes:
The result I have reached is that most appraisers underestimate the proper discount for lack of marketability. The results seem to indicate that this discount should be about 35 percent. Perhaps this makes sense because by committing funds to restricted common stock, the willing buyer (a) would be denied the opportunity to take advantage of other investments, and (b) would continue to have his investment at the risk of the business until the shares could be offered to the public or another buyer is found.
The 35 percent discount would not contain elements of a discount for a minority interest because it is measured against the current fair market value of securities actively traded

[12]	Ibid., p. 151.

[13]	Ibid., p. 154.

[14]	J. Michael Maher, “Discounts for Lack of Marketability for Closely-Held Business Interests,” Taxes, September 1976, pp. 562–71.

[15]	Ibid., p. 571.
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(other minority interests). Consequently, appraisers should also consider a discount for a minority interest in those closely held corporations where a discount is applicable. 16
Standard Research Consultants Study
In 1983, Standard Research Consultants (SRC) analyzed private placements of common stock to test the current applicability of the SEC study. 17 SRC studied 28 private placements of restricted common stock from October 1978 through June 1982. Discounts ranged from 7 percent to 91 percent with a median of 45 percent.
Willamette Management Associates Study
Willamette Management Associates analyzed private placements of restricted stocks for the period of January 1, 1981, through May 31, 1984. The early part of this unpublished study overlapped the last part of the SRC study, but very few transactions took place during the period of overlap. Most of the transactions in the Willamette Management Associates study occurred in 1983.
Willamette Management Associates identified 33 transactions during that period that could reasonably be classified as arm’s-length and for which the price of the restricted shares could be compared directly with the price of trades in identical but unrestricted shares of the same company at the same time. The median discount for the 33 restricted stock transactions compared to the prices of their freely tradable counterparts was 31.2 percent.
The slightly lower average percentage discounts for private placements during this time may be attributable to the somewhat depressed prices in the public stock market, which in turn reflected the recessionary economic conditions prevalent during most of the period of the study.
Silber Study
In a 1991 article in the Financial Analysts Journal, William L. Silber presented the results of analysis of 69 private placements of common stock of publicly traded companies between 1981 and 1988. 18 He found that the average discount was 33.75 percent, very consistent with earlier studies.
He also found that the size of the discount tended to be higher for private placements that were larger as a percentage of the shares outstanding. He found a small effect on the discount on the basis of the size of the company as measured by revenues. “Tripling the revenues from the sample mean of $40 million to $120 million increases the relative price of the restricted shares by only 2.9 points (from 71.7 to 74.6).” 19
FMV Study

[16]	Ibid., p. 571.

[17]	“Revenue Ruling 77–287 Revisited,” SRC Quarterly Reports, Spring 1983, pp. 1–3.

[18]	William L. Silber, “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices,” Financial Analysts Journal, July–August 1991, pp. 60–64.

[19]	Ibid., p. 64.
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In an effort to update the SEC Institutional Investor Study, FMV Opinions, Inc. examined restricted stock transactions from 1979 through April 1992. 20 This analysis of over 100 transactions resulted in a mean discount of approximately 23 percent, providing additional support to the SEC Institutional Investor Study. The FMV study also examined the relationship between the discount and several factors including: the market value of the block of restricted stock, the percentage size of the block, and the total market value of the subject corporation. According to the study, the discount for lack of marketability was higher for smaller capitalization companies, and for larger percentage blocks of stock.
Management Planning Study
Management Planning, Inc., performed a study titled “Analysis of Restricted Stocks of Public Companies: 1980–1996,” which covered a total of 53 transactions after elimination of transactions for various factors. The elimination factors included: (1) companies that suffered a loss in the fiscal year preceding the private transaction; (2) companies defined as “start-up” companies (i.e., companies having revenues of less than $3 million); and (3) transactions that were known to have registration rights. Their study found an average price discount of 27 percent.
Columbia Financial Advisors, Inc., Studies
Columbia Financial Advisors, Inc. (CFAI) conducted a study of the sale of restricted securities over the period January 1, 1996, through April 30, 1997. The transactions were pulled from Securities Data Corporation’s U.S. New Issues private placement database. A total of 123 private placements were included in this database for the period of time chosen. A total of 100 transactions were eliminated for various reasons, leaving 23 transactions for the study. The discounts ranged from 0.8 to 67.5 percent for all 23 transactions with an average of approximately 21 percent and a median of 14 percent.
These discounts are generally lower than the discounts recorded in the earlier studies discussed above. One explanation for this is the increase in volume of privately placed stock (Rule 144(a)) in the past several years. Also, it was known at that time that a change in the holding period required by the SEC from two years to one year was scheduled to take place as of April 29, 1997.
Using the same methodology and sources discussed above, CFAI conducted another study in an attempt to identify the impact of the increased liquidity resulting from the change in the holding period required by the SEC. They examined private common equity placements during the period January 1, 1997, through December 31, 1998. There were a total of 270 private placements of common stocks during that time. A total of 255 transactions were eliminated for various reasons, leaving 15 transactions for the study. The discounts ranged from 0 to 30 percent for the 15 transactions, with an average of approximately 13 percent and a median of 9 percent.
These discounts are generally lower than those indicated in the earlier CFAI study. This is most likely due to the change in the holding period required by the SEC from two years to one year.
Summary of Restricted Stock Studies
The 13 independent studies of restricted stock transactions reported above cover several hundred transactions spanning the late 1960s through 1998. The results of these studies are summarized below:

[20]	Lance S. Hall and Timothy C. Polacek, “Strategies for Obtaining the Largest Discounts,” Estate Planning, January/February 1994, pp. 38–44.
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	Years Covered	Average
Study	in Study	Discount
SEC Overall Average	1966–69	25.8%
SEC Nonreporting OTC Companies	1966–69	32.6%
Milton Gelman	1968–70	33.0%
Robert R. Trout	1968–72	33.5%
Robert E. Moroney	1969–72	35.6%
J. Michael Maher	1968–73	35.4%
Standard Research Consultants	1978–82	45.0%
Willamette Management Associates	1981–84	31.2%
William L. Silber	1981–88	33.8%
FMV Opinions, Inc.	1979–92	23.0%
Management Planning, Inc.	1980–96	27.0%
Columbia Financial Advisors, Inc.	1996–97	21.0%
Columbia Financial Advisors, Inc.	1997–98	13.0%
In many of the cases of restricted stock transactions as presented above, the purchaser of the stock had the right to register the stock for sale in the existing public market. Sometimes investors get a commitment from the issuer to register the securities at a certain future date. Sometimes investors have “demand” rights, where they can force the issuer to register the securities at a time of their choosing. Sometimes they get “piggyback” rights where there is no obligation other than to include the securities on any future registration that the issuer undertakes. And sometimes the purchaser has to rely on Rule 144, where they can sell after one year (previously two years) if other parts of the rule are followed. In recent years, more transactions have occurred under Rule 144(a), which relaxes some of the restrictions on such transactions, thus making the restricted securities more marketable. In any case, they generally expect to be able to resell the stock in the public market in the foreseeable future. As one would expect, as the holding period has decreased and as activity in the private placement market has increased, the discounts indicated from these studies have decreased.
Private Transactions Prior to Public Offerings
Before the 1980s, virtually all the empirical research directed at quantifying the value of ready marketability, or the discount for lack of it, focused on comparisons between the prices of freely tradable shares of stock and restricted but otherwise identical shares of stock. Observers agreed that discounts for lack of marketability for shares of closely held companies were greater than those for restricted shares of publicly held companies, since the closely held shares had no established market in which they could eventually sell following the removal of certain trading restrictions. However, data for quantifying how much greater this discount should be had not yet been developed and analyzed.
During the 1980s, an investment banking firm and a business valuation firm independently undertook development of data with which to address this question. The research proceeded along basically parallel lines, although each firm was unaware of the other’s efforts until their respective research was far along and each had enough data to reach some conclusions.
Robert W. Baird & Co. Studies
A number of studies were conducted under the direction of John D. Emory, vice president of appraisal services at Robert W. Baird & Company, a large, regional investment-banking firm headquartered in Mil–
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waukee, Wisconsin. 21 The studies covered various time periods from 1980 through 1997. 22
The basic methodology for the studies was identical. The population of companies in each study consisted entirely of initial public offerings during the respective period in which Baird & Company either participated in or received prospectuses. The prospectuses of these 2,241 offerings were analyzed to determine the relationship between the price at which the stock was initially offered to the public and the price at which the latest private transaction took place up to five months prior to the initial public offering. Emory gives the following explanatory statements regarding the studies:
In all cases, the transactions were to be at fair market value and ultimately would have had to be able to withstand judicial review, particularly in light of the subsequent public offering. The transactions took one of two forms—either the granting of options to purchase common stock, or the direct sale of common stock.
In order to provide a reasonable comparison between the fair market value of stock prior to an initial public offering and the subsequent offering price, we felt it necessary both for the company to have been financially sound prior to the offering, and for the transaction to have occurred within a period of five months prior to the offering date.
Following the above guidelines, and after eliminating development-stage companies (those with a history of operating losses) and companies with no transactions within five months prior to the initial public offering, 310 qualifying transactions were included in the studies.
The mean price discount for the 310 transactions was 44 percent and the median price discount was 43 percent. The fact that these averages are a little more than 10 percentage points greater than those indicated by most of the above-mentioned restricted stock studies is about what one might reasonably expect, since the transactions occurred when there was not yet any established secondary market for the subject stock. A summary of the results of each of the Baird initial public offering studies is presented below.

[21]	Mr. Emory is no longer with Robert W. Baird & Co., but is now president of Emory Business Valuation, LLC.

[22]	John D. Emory, “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock—January 1980 through June 1981,” Business Valuation News, September 1985, pp. 21–24, also in ASA Valuation, June 1986, pp. 62–66; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1985 through June 1986,” Business Valuation Review, December 1986, pp.12–15; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock (August 1987–January 1989),” Business Valuation Review, June 1989, pp. 55–57; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1989–July 1990,” Business Valuation Review, December 1990, pp. 114–16; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, August 1990 through January 1992,” Business Valuation Review, December 1992, pp. 208–212; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, February 1992 through July 1993,” Business Valuation Review, March 1994, pp. 3–5; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, January 1994 through June 1995,” Business Valuation Review, December 1995, pp. 155–160; “The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock, October 30995 through April 1997,” Business Valuation Review, September 1997, pp. 123–131.
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	Prospectuses	Qualifying	Indicated Discount
Study	Reviewed	Transactions	Mean	Median
1980–1981	97	13	60%	66%
1985–1986	130	21	43%	43%
1987–1989	98	27	45%	45%
1989–1990	157	23	45%	40%
1990–1991	266	35	42%	40%
1992–1993	443	54	45%	44%
1994–1995	318	46	45%	45%
1995–1997	732	91	43%	42%
Overall	2,241	310	44%	43%
Emory concludes with the following observations:
Since a public offer often takes four or five months from conception to completion, the above transactions mentioned in the prospectuses in our study would almost certainly have reflected the likelihood of marketability in the next half-year. This is not unlike the marketability situation for the blocks of securities being purchased with registration rights by registered investment companies in the 1960s and early 1970s. In both of these situations the companies were promising in nature, and their securities had good potential for becoming readily marketable. . .
The final question to be answered is that if these kinds of discounts are appropriate for promising situations where marketability is probable, but not a certainty, how much greater should discounts be for the typical company’s stock that has no marketability, little if any chances of ever becoming marketable, and is in a neutral to unpromising situation? The inability to get out of a once promising investment that has turned sour is something to be avoided. . .
It is apparent that the discount for lack of marketability is one of the more important aspects to value, and the marketplace itself emphasizes this point. 23
In September 2000, Mr. Emory and his associates published a similar study that dealt with dot-com companies only. 24 This study covered the period from May 1997 through March 2000. They used a total of 53 sales transactions, 42 of which were convertible preferred stock transactions and 11 of which were common stock transactions. For the 53 transactions, they arrived at a mean discount of 54 percent and a median discount of 54 percent. For the 42 convertible preferred stock transactions, they arrived at a 54 percent mean discount and a 53 percent median discount. For the 11 common stock transactions, the mean discount was 54 percent while the median was 59 percent.
Willamette Management Associates Studies
Over several years, Willamette Management Associates has conducted a series of 16 studies of the prices of private stock transactions relative to those of subsequent public offerings of stock of the same companies.

[23]	Ibid.

[24]	John D. Emory Sr., F.R. Dengel III, and John D. Emory Jr., “The Value of Marketability as Illustrated in Initial Public Offerings of Dot-Com Companies, May 1997 through March 2000,” Business Valuation Review, September 2000, pp. 111–121.
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The 16 studies covered the years 1975 through 1995. The results of this series of studies were most recently published in 2000. 25
The Willamette Management Associates studies differed from the Baird studies in several respects. One important difference was that the source documents for the Willamette Management Associates studies were complete SEC registration statements primarily on Form S–1 and Form S–18, whereas the source documents for the Baird studies were prospectuses. Although the prospectus constitutes a portion of the registration statement, it is required to disclose only transactions with affiliated parties. Form S–1 and S–18 registration statements require disclosure of all private transactions in the stock within the three years prior to the public offering, in a section of the registration statement separate from the prospectus portion.
The Willamette Management Associates studies attempted to include only transactions that were on an arm’s-length basis. The data analyzed included sales of stock in private placements and repurchases of treasury stock by the companies. Transactions involving the granting of stock options were eliminated. Transactions with corporate insiders or related parties were eliminated unless it was verified (by telephone) that the transactions were bona fide, arm’s-length transactions. Therefore, although there was considerable overlap in the public offerings studied by Baird and those studied by Willamette Management Associates, the actual transactions included in the two sets of studies were quite different.
The Willamette Management Associates study considered all public offerings in the files of the IPO Reporter. 26 The IPO Reporter annually publishes information on all completed initial public offerings excluding closed-end funds. Eliminated from each of these studies were financial institutions, real estate investment trusts (REITs), natural resource companies, offerings priced at $1 or less per share, and offerings on units or warrants, since such offerings might be thought to have unique characteristics. The private transactions analyzed took place during the 36 months prior to the initial public offering. If a company had more than one transaction that met the study’s criteria, all such transactions were included. Beginning with 1994, multiple transactions within 12 months at the same price were treated as a single transaction.
For each transaction for which meaningful earnings data were available in the registration statement as of both the private transaction and public offering dates, the price/earnings multiple of each private transaction was compared with the subsequent public offering price/earnings multiple. Companies that had no meaningful earnings as of the private transaction date and/or the public offering date were eliminated.
Because the private transactions occurred over a period of up to three years prior to the public offering, Willamette Management Associates made adjustments to reflect differences in market conditions for stocks of the respective industries between the time of each private transaction and the time of each subsequent public offering. Price/earnings multiples were adjusted for differences in the industry average price/earnings multiple between the time of the private transaction and that of the public offering.
The formula used to derive the discount for the private transaction price from the public offering price was as follows:

[25]	Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410.

[26]	Going Public: The IPO Reporter (New York: Investment Dealers’ Digest, Inc., annual).
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where:
	P/Eo	=	Price per share of the public offering
	P/Ep	=	Price per share of the private transaction
	IP/Eo	=	Industry price index at time of offering
	IP/Ep	=	Industry price index at time of private transaction
The results of the Willamette Management Associates studies described above are presented in the following table. As shown, the average discounts varied from period to period, but, in most cases, were higher than the average discounts shown in the studies for restricted stocks of companies that already had an established public trading market—which is the result one would expect.
Summary of Discounts for Private Transaction P/E Multiples
Compared to Public Offering P/E Multiples
Adjusted for Changes in Industry P/E Multiples

	Number	Number
	of	of	Standard	Trimmed
Time	Companies	Transactions	Mean	Mean	Median	Standard
Period	Analyzed	Analyzed	Discount	Discount*	Discount	Deviation

1975–78	17	31	34.0	43.4%	52.5%	58.6%
1979	9	17	55.6	56.8%	62.7%	30.2%
1980–82	58	113	48.0	51.9%	56.5%	29.8%
1983	85	214	50.1	55.2%	60.7%	34.7%
1984	20	33	43.2	52.9%	73.1%	63.9%
1985	18	25	41.3	47.3%	42.6%	43.5%
1986	47	74	38.5	44.7%	47.4%	44.2%
1987	25	40	36.9	44.9%	43.8%	49.9%
1988	13	19	41.5	42.5%	51.8%	29.5%
1989	9	19	47.3	46.9%	50.3%	18.6%
1990	17	23	30.5	33.0%	48.5%	42.7%
1991	27	34	24.2	28.9%	31.8%	37.7%
1992	36	75	41.9	47.0%	51.7%	42.6%
1993	51	110	46.9	49.9%	53.3%	33.9%
1994	31	48	31.9	38.4%	42.0%	49.6%
1995	42	66	32.2	47.4%	58.7%	76.4%
1996	17	22	31.5	34.5%	44.3%	45.4%
1997	34	44	28.4	30.5%	35.2%	46.7%
1998	14	21	35.0	39.8%	49.4%	43.3%
1999	22	28	26.4	27.1%	27.7%	45.2%
2000	13	15	18.0	22.9%	31.9%	58.5%

*	Excludes the highest and lowest deciles of indicated discounts.
Source: Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, Valuing a Business: The Analysis and Appraisal of Closely Held Companies, 4th ed. (New York: McGraw-Hill, 2000), p. 410. Insights, Willamette Management Associates, Autumn 2003.
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Valuation Advisors Pre-IPO Study
More recently, Valuation Advisors, LLC, recorded all transactions shown in the prospectuses for the IPO’s up to two years prior to the date of the IPO. These included sales of common stock, sales of convertible preferred stock, and granting of stock options. They labeled each by transaction type. Collectively, these amounted to several hundred transactions per year. The data extends back through the 1990s.
They recorded asset size, revenue size, amount of operating profits, operating profit margins, SIC Codes, NAICS Code, company name, description of business, IPO date, transaction date, IPO price, transaction price, and percentage below the IPO price of which the transaction occurred.
They summarized the data annually by transaction that occurred within 90 days of the IPO, 91-180 days before the IPO, 181-270 days before the IPO, 271-365 days before the IPO, and over 1 year before the IPO. Each year, the average discount of the transaction price below the IPO price goes up significantly, the farther removed from the IPO. This would indicate that the holding period is an important determinant of the discount for lack of marketability.
Valuation Advisors published their pre-IPO discount for lack of marketability study for each of the years 1999-2001. The results of the 1999 study indicated an average one-year discount of 51.9 percent. In the 2000 pre-IPO study, the average discount for the year was 47.1 percent. The average discount for the 2001 study was 22.4 percent. However, the average discount for 2001 became 40.8 percent when a narrowed discount range, delimited between 10 and 90 percent, was used. This narrowed range was selected in order to reduce the combined effect of so-called “cheap stock” and the volatile market conditions seen during the tech stock and dot-com “bubble” during this period.
Summary of Private Transaction Studies
The evidence from the Baird, Valuation Advisors and Willamette Management Associates studies taken together seems quite compelling. The studies covered hundreds of transactions during a span of over 20 years. Average differentials between private transaction prices and public market prices varied under different market conditions, ranging from about 40 to 63 percent, after eliminating the “outliers.” This is very strong support for the hypothesis that the fair market values of minority interests in privately held companies are greatly discounted from their publicly traded counterparts.
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Appendix E
Statement of Contingent and Limiting Conditions
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Statement of Contingent and Limiting Conditions
This appraisal is made subject to the following general contingent and limiting conditions:
1.	We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject business interests is assumed to be good and marketable unless otherwise stated.

2.	The subject business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	We assume responsible ownership and competent management with respect to the subject business interests.

4.	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

5.	We assume no hidden or unapparent conditions regarding the subject business interests.

6.	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

7.	We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

8.	Unless otherwise stated in this report, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

9.	Possession of this report does not carry with it the right of publication. It may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety.

10.	We by reason of this opinion are not required to furnish a complete valuation report, or to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

11.	Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

12.	The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date specified herein and only for the purpose specified herein.
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Appendix F
Appraisal Certification
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Appraisal Certification
We hereby certify the following statements regarding this appraisal:
1.	We have personally inspected the subject business interests encompassed by this appraisal.

2.	We have no present or prospective future interest in the business interests that are the subject of this appraisal report.

3.	We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4.	Our compensation for making the appraisal is in no way contingent upon the value reported or upon any predetermined value.

5.	To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.

6.	Our analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, as promulgated by The Appraisal Foundation.

7.	No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.

8.	The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.

9.	The reported analyses, opinions, and conclusions were developed, and this appraisal report has been prepared, in conformity with the requirements of the Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers, and of the other professional organizations of which we are members.

10.	Disclosure of the contents of this report is subject to the requirements of the American Society of Appraisers, and the other professional organizations of which we are members related to review by their duly authorized representatives.

11.	The signature of the appraiser responsible for conducting this engagement, Curtis R. Kimball, CFA, ASA, Managing Director of Willamette Management Associates, is incorporated herein by reference to its location below.

/s/ Curtis R. Kimball Curtis R. Kimball, CFA, ASA
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Appendix G
Qualifications of the Analysts
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Curtis R. Kimball, CFA, ASA
Curtis Kimball is a managing director of Willamette Management Associates. Mr. Kimball is also director of Willamette’s Atlanta office.
Mr. Kimball supervises engagements for our clients in the valuation of business entities and business interests, in the analysis of publicly traded and private securities, and in the appraisal of intangible assets, options, claims, fractional interests and intellectual property.
He has performed the following types of valuation assignments: estate and gift planning appraisals, estate tax (both date of death and alternate value date) appraisals, gift tax appraisals, generation-skipping tax appraisals, fiduciary compensation and damages claims appraisals, buy-sell agreement appraisals, income tax (charitable deduction, transfer pricing, intangible asset basis and loss deduction) appraisals, merger and acquisition valuations, fairness opinions, solvency analysis, ESOP feasibility and initial transaction appraisals, ESOP annual update and fairness valuations, insurance appraisals, divorce and equitable division appraisals, various litigation support appraisals, fair value in dissenters’ rights proceedings, damages and lost profits analyses, bankruptcy and restructuring analysis and valuation, stock option valuations, and appraisals supporting collateral values for financing purposes.
Mr. Kimball has presented expert witness testimony in federal (U.S. Tax Court, U.S. District Court and U.S. Bankruptcy Court) and various state courts and in alternate dispute resolution venues, including binding arbitration and mediation. Mr. Kimball is also the firm’s national director for wealth management matters (including estate, gift, charitable, fiduciary, marital planning, family and partner disputes, and tax issues) and has extensive experience with appearances in IRS appellate conferences.
Mr. Kimball has decades of experience in the appraisal of various types of business entities and interests. These include: private family-owned businesses, private multiple-investor businesses, employee-owned businesses, minority interests, fifty-percent interests, restricted public stock, large blocks of publicly traded securities, preferred stock interests, multiple classes of preferred and common stock in complex capital structures, secured notes, subordinated debt interests, options and other derivative interests, warrants and rights offerings, general and limited partnership interests, limited liability company membership interests, professional practices, joint ventures, license agreements, franchises, and foreign-domiciled corporations.
In addition, his experience includes the valuation of various types of intangible assets, claims, damages and intellectual properties. These include: patents, permits, copyrights, master recordings, television series library, core deposits, customer contracts, franchises (including professional sports franchises), product licensing, management employment contracts, fiduciary damages and claims, noncompete clauses, customer lists, cutting and hunting rights, undivided fractional interests in real estate, assembled workforces, trademarks/trade names/trade dress, breach of contract damages, going-concern values, goodwill, and transfer price agreements.
Previous Experience
Before joining Willamette Management Associates, Mr. Kimball was a vice president and manager of the Business Owners Services Group of the Citizens & Southern Trust Company, the trust subsidiary of the Citizens & Southern Corporation of Atlanta, Georgia (now part of Bank of America). Mr. Kimball provided the C&S Corporation’s trust and banking customer base throughout the Southeast with valuation and appraisal services. In addition, his area acted as the trust department’s analyst and administrator in matters relating to the management, purchase, and sale of private business interests, intangible assets and illiquid securities held in estates and trusts. Mr. Kimball has managed closely held businesses after the founder’s
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death and has served as a member of the board of directors of a number of family-owned businesses in his capacity as representative of the trustees or executors.
Mr. Kimball also acted as part of C&S Trust’s ESOP fiduciary services group, with input regarding the retention of independent appraisal firms to advise the bank as trustee on ESOP valuations and review of outside appraisers’ work. Mr. Kimball’s position at C&S included work as part of the team that acted as ESOP trustee for the leveraged buyout of AVIS Rent-a-Car, one of the then-largest employee-owned firms in the nation.
Prior to joining C&S, Mr. Kimball was an assistant vice president with the Trust Department of Wachovia Bank & Trust Company, N.A., a major regional bank located in North Carolina. As the assistant manager of the closely held business unit at Wachovia, Mr. Kimball managed the trust department’s holdings of private business interests and estate portfolios and conducted valuations of closely held businesses and business interests for bank clients in the region. He joined Wachovia as an internal auditor and also worked as a loan administration officer with the bank’s corporate lending group.
Education
Master of Business Administration, Emory University
Bachelor of Arts, Economics, Duke University
Professional Affiliations
Mr. Kimball is an Accredited Senior Appraiser (ASA) of the American Society of Appraisers. He has served as president, secretary, and treasurer of the Atlanta Chapter of the ASA. He is the past chair of the Atlanta Chapter’s Business Valuation Committee. He has served as Treasurer of the Portland Chapter of the ASA. He served as a member of the International Board of Examiners and International Ethics Committee of the ASA. He is currently a member of the ASA’s Business Valuation Committee and Valuation Standards Sub-Committee.
Mr. Kimball is also a Chartered Financial Analyst © (CFA) of the CFA Institute (CFAI). He was a member of the Board of Examiners and was a senior grader for the examinations leading to the CFA designation. He served for six years as a member of the Disciplinary Review Committee of AIMR and is currently a member of the Disciplinary Hearing Panel judges’ pool. He was a member of the Portland Society of Financial Analysts, for which he served as secretary and a member of the board of directors. He also served as a member of the board of trustees of the Atlanta Society of Financial Analysts (ASFA) and is currently the ASFA Membership Chair.
He is also a member of The ESOP Association, the American Bankruptcy Institute, the Family Firm Institute, the Institute of Management Accountants, the Institute of Business Appraisers, and the National Association of Business Economists, for which he was a past president of the Portland chapter and Treasurer of the Atlanta chapter.
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David P. Burdette
David Burdette is an associate with Willamette Management Associates in Atlanta.
At Willamette Management Associates, David performs employee stock ownership plan (ESOP) analysis, including ESOP formation and adequate consideration analyses, transaction financing and restructuring, fairness and solvency opinions, post transaction cash flow analysis, and annual update valuations.
In addition to ESOP analysis, David prepares estate and gift tax valuations, shareholder disputes, merger and acquisitions valuations, SFAS 141 and 142 analyses, and other valuations of closely-held companies.
Previous Experience
Before joining Willamette Management Associates, David worked for Wachovia Bank and Wachovia Securities in the Private Advisory Group in Charlotte, North Carolina. In this capacity, David was responsible for the underwriting of complex loans for the private clients of Wachovia.
Education
Bachelors of Arts, economics and business, with a concentration in financial management, Virginia Military Institute
Membership Associations
David Burdette is a candidate member of the CFA Institute (formerly the AIMR).
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